EXHIBIT 99.1

THIRD QUARTER 2007

THIRD
QUARTER
REPORT
THIRD QUARTER REPORT FOR THE
PERIOD ENDED SEPTEMBER 30, 2007

“We have achieved solid financial and operating results for the fourth consecutive quarter despite the challenges posed by the current natural gas pricing environment, continued cost escalation, facility turnarounds and the rapid appreciation of the Canadian to U.S. dollar exchange rate. We credit our strong performance this quarter to our ability to successfully operate and sustain production within our significant asset base,” said J. Paul Charron, President and Chief Executive Officer of Canetic.  “We are also very excited by our recently announced strategic combination with Penn West Energy Trust (“Penn West”) as we believe this combination will strategically position our Trust and our unitholders for the future.  The combination creates Canada’s flagship energy trust and the premier independent light oil producer in Western Canada with initial production in excess of 200,000 barrels of oil equivalent (“boe”) per day in 2008 and conventional proven plus probable reserves in excess of 800 million boe.  The combined trust will have the size, financial strength and flexibility to be the dominant oil and natural gas trust in North America.  Moving forward, we will continue to seek further growth opportunities, within the Western Canadian Sedimentary Basin and outside Canada, to enhance our portfolio for long-term sustainability.”

CALGARY, ALBERTA (CNE.UN - TSX; CNE - NYSE) - Canetic Resources Trust (“Canetic” or the “Trust”), is pleased to announce its operating and financial results for the three and nine months ending September 30, 2007.

Highlights of the third quarter include:

•    Production volumes averaged 74,572 barrels of oil equivalent (“boe”) per day for the third quarter 2007 compared to 74,475 boe per day for the third quarter 2006 reflecting scheduled turnarounds and normal production declines.  On a year-to-date basis, production volumes have averaged 77,435 boe per day in 2007 compared to 72,431 boe per day in 2006.

•    During the third quarter 2007, Canetic generated cash flow from operating activities of $182.5 million, an increase of 32 percent compared with the same period of 2006.  For the nine months ended September 30, 2007, cash flow from operating activities increased 18 percent to $574.0 million from $485.8 million during the comparable period of 2006.

•    Third quarter 2007 capital expenditures for development activities totalled $88.0 million as compared to $104.4 million for the same period in 2006.  A total of 64 gross (27.4 net) wells were drilled during the quarter with a success rate of 100 percent.  On a year-to-date basis we have drilled a total of 188 gross (96.6 net) wells, incurring approximately $325.3 million on exploitation and development activities.

•    On October 18, 2007, Canetic announced its intention to acquire Titan Exploration Ltd. (“Titan”) creating a dominant position in the emerging Lower Shaunavon play in Southwest Saskatchewan.  Canetic will acquire production of approximately 1,800 boe per day, weighted 63 percent to oil, and an estimated 7.3 million boe of proved plus probable reserves with a Reserve Life Index (“RLI”) of approximately 11 years.  Canetic will also acquire approximately 73,000 net acres of undeveloped land including over 49,000 gross (23,700 net) acres in the Leitchville area overlaying the Lower Shaunavon trend.

•    On October 31, 2007, Canetic and Penn West announced that they had entered into a combination agreement (the “Combination Agreement”) that would provide for the strategic combination of Penn West and Canetic.  The combined trust will be the largest conventional oil and natural gas trust in North America with an enterprise value of approximately $15 billion and initial production in excess of 200,000 boe per day. The combined asset portfolio will include interests in a significant number of Western Canada’s highest quality conventional oil and natural gas pools and will also include a number of non-conventional growth opportunities including oil sands, coalbed methane, shale gas and enhanced oil recovery.  At closing, this merger of assets and people will operate under the Penn West name and will be led by a management team and board of directors drawn from each of Canetic and Penn West.

2007 THIRD QUARTER REPORT 1

ADVISORY

FORWARD-LOOKING STATEMENTS

Certain statements contained in this quarterly report constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of applicable securities law.  These statements relate to future events or future performances.  All statements other than statements of historical fact may be forward-looking statements.  Statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "could", "should", "believe", "intend", "propose", "budget", and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  We believe the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements are not guarantees of future performance and should not be unduly relied upon.  These statements speak only as of the date of this quarterly report.

In particular, this quarterly report contains forward-looking statements pertaining to the following: business strategies; production volumes; reserves volumes; operating and other costs and expenses; commodity prices; future cash distribution levels and taxability; capital spending including timing, allocation and amounts of capital expenditures and the sources of funding thereof; sources of funding operations and distributions and the sufficiency thereof; estimates of funds flow from operations; royalty rates; interest rates; asset retirement obligations; hedging and other risk management programs; debt levels, future tax treatment of income trusts such as the Trust and unitholders; income tax pools, and liquidity and financial capacity.

The forward-looking statements contained in this quarterly report are based on a number of expectations and assumptions that may prove to be incorrect.  In addition to other assumptions identified in this quarterly report, assumptions have been made regarding, among other things: that the Trust will continue to conduct its operations in a manner consistent with past operations; the continuance of existing (and in certain circumstances, proposed) tax and royalty regimes; the general continuance of current industry conditions; the accuracy of the estimates of the Trust's reserves volumes; the ability of Canetic to obtain equipment, services and supplies in a timely manner to carry out our activities; the ability of Canetic to market oil and natural gas successfully; the timely receipt of required regulatory approvals; the ability of Canetic to obtain financing on acceptable terms; currency, exchange and interest rates; future oil and gas prices; and future cost assumptions.  No assurance can be given that these factors, expectations and assumptions will prove to be correct.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this quarterly report: volatility in market prices for oil and natural gas; risks and liabilities inherent in oil and natural gas including operations, exploration, development, exploitation, production, marketing and transportation risks; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; risks and uncertainties involving geology of oil and gas deposits; unanticipated operating results or production declines; fluctuations in foreign exchange, currency or interest rates, and stock market volatility; changes in laws and regulations including but not limited to those pertaining to income tax, environmental and regulatory matters; changes in royalty rates including the implementation of “The New Royalty Framework” in Alberta discussed below; failure to realize the anticipated benefits of acquisitions; health, safety and environmental risks; and the other factors described in Canetic's public filings from time to time (including under "Risk Factors" in our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this quarterly report are expressly qualified by the following cautionary statement: Canetic undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

NON-GAAP MEASURES

This quarterly report refers to certain financial measures that are not specifically determined in accordance with GAAP are used to assist in analyzing the operations of the Trust.  In addition to the primary measures of net earnings (loss) and net earnings (loss) per unit and cash flows from operating activities determined in accordance with GAAP, we believe that certain measures not determined in accordance with GAAP assist the reader in assessing performance and understanding the Trusts results.  These non-GAAP measures as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with calculations of similar measures for other companies or trusts.  These measures should not be considered alternatives to net earnings (loss) and net earnings (loss) per unit or cash flows from operating activities as calculated in accordance with GAAP.

•
Funds flow from operations - defined as net earnings (loss) plus non-cash items before deducting changes in non-cash working capital and asset retirement costs incurred.  We use this measure to analyze operating performance and leverage.  This measure is an indicator of the Trust’s ability to generate funds flow in order to fund distributions, working capital, principal debt repayments and capital expenditures.  Readers should refer to the “Funds Flow From Operations” section of the MD&A for a reconciliation of funds flow from operations to net earnings (loss).

•
Net debt - defined as long-term debt and working capital excluding financial derivatives.  This measure is used to analyze liquidity and capital resources in order to meet the Trusts’ financing needs to fund capital expenditures, acquisitions and short term funding needs.  Readers should refer to the “Liquidity and Capital Resources” section of the MD&A for a reconciliation of net debt.

•
Operating and cash netbacks - defined as revenue and expense items divided by production per boe per day.  This measure is used throughout the Oil and Gas industry to analyze margin and cash flow on each boe of production.  Readers should refer to the “Netbacks” section of the MD&A for the calculation of operating and cash netbacks.

•
Total capitalization - defined as net debt including convertible debentures plus unitholders’ equity.  Similar to net debt, this measure is an indictor of the Trust’s ability to analyze liquidity and capital resources in order to meet the Trust’s financing needs to fund capital expenditures, acquisitions and short term funding needs.  This measure is an indicator of overall Trust leverage.  Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.  Readers should refer to the “Liquidity and Capital Resources” section of the MD&A for a reconciliation of total capitalization.

ADDITIONAL INFORMATION

Additional information regarding the Trust and its business operations, including the Trust’s Annual Information Form for the year ended December 31, 2006, is available on the Trust’s SEDAR company profile at www.sedar.com or the EDGAR company profile at www.sec.gov.

Canetic is one of Canada’s largest oil and gas royalty trusts.  Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.

For further information or to receive a complete copy of Canetic’s third quarter operating and financial results, including the MD&A and Financial Statements free of charge, please visit our website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or toll free telephone at 1-877-539-6300.

2  CANETIC RESOURCES TRUST

2007 HIGHLIGHTS

	As At And For The Three Months Ended September 30			As At And For The Nine Months Ended September 30
($millions except per unit amounts and operating information)	2007	2006	% change	2007	2006	% change

FINANCIAL
Petroleum and natural gas sales	346.1	368.5	-6%	1,084.7	1,060.1	2%
Funds flow from operations (1)	181.6	200.3	-9%	564.0	580.1	-3%
Per unit - basic	0.80	0.95	-17%	2.48	2.91	-15%
Per unit - diluted	0.79	0.93	-15%	2.48	2.85	-13%
Net earnings (loss)	15.7	102.7	-85%	(293.0)	244.7	-220%
Per unit - basic	0.07	0.49	-86%	(1.29)	1.23	-205%
Per unit - diluted	0.07	0.48	-86%	(1.29)	1.21	-206%
Cash distributions	130.0	144.9	-10%	397.5	417.0	-5%
Distributions declared per unit	0.57	0.69	-17%	1.71	2.07	-17%
Capital expenditures
Net development expenditures	88.0	104.4	-16%	325.3	257.2	26%
Net capital expenditures	101.5	1,078.4	-91%	303.7	3,773.0	-92%
Total assets	5,578.4	5,853.2	-5%	5,578.4	5,853.2	-5%
Long-term debt	1,374.0	1,223.0	12%	1,374.0	1,223.0	12%
Net debt (1)	1,404.2	1,254.4	12%	1,404.2	1,254.4	12%
Unitholders' equity	2,887.7	3,662.5	-21%	2,887.7	3,662.5	-21%
Weighted average trust units outstanding (000s)	228,328	210,226	9%	227,389	199,640	14%
Trust units outstanding at period end (000s)	230,108	224,530	2%	230,108	224,530	2%

OPERATING
Production
Natural gas (mmcf/d)	205.7	181.4	13%	212.2	174.5	22%
Crude oil (bbl/d)	34,578	38,314	-10%	35,636	37,765	-6%
Natural gas liquids (bbl/d)	5,711	5,925	-4%	6,426	5,577	15%
Crude oil and NGLs (bbl/d)	40,289	44,239	-9%	42,062	43,342	-3%
Barrels of oil equivalent(boe/d) @ 6 mcf:1 bbl	74,572	74,475	0%	77,435	72,431	7%
Average prices
Natural gas ($/mcf)	5.33	6.21	-14%	6.91	7.04	-2%
Natural gas ($/mcf)(including realized financial instruments)	6.64	7.23	-8%	7.51	7.72	-3%
Crude oil ($/bbl)	68.38	67.27	2%	61.79	63.03	-2%
Crude oil($/bbl) (including realized financial instruments)	64.42	62.67	3%	59.88	58.63	2%
Natural gas liquids($/bbl)	50.60	50.60	0%	46.65	48.81	-4%
Total ($/boe)	50.45	53.78	-6%	51.31	53.61	-4%
Total ($/boe) (including financial instruments)	52.22	53.91	-3%	52.09	52.96	-2%
Drilling activity (gross)
Natural gas	33	55	-	84	150	-
Oil	31	34	-	92	101	-
Other	-	1	-	7	5	-
Dry and abandoned	-	2	-	5	7	-
Total gross wells	64	92	-	188	263	-
Total net wells	27.4	43.2	-	96.6	125.6	-
Success rate (%)	100%	98%	-	97%	97%	-

(1)	Please see Non-GAAP measures in this quarterly report. See also the Non-GAAP measures section of Canetic Management’s Discussion and Analysis (“MD&A”) available at www.sedar.ca or www.sec.gov.

Note:
All references are to Canadian dollars unless otherwise indicated.  Natural gas volumes recorded in thousand cubic feet (“mcf”) or million cubic  feet (“mmcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of six (6) mcf: one (1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

2007 THIRD QUARTER REPORT 3

PRESIDENT’S MESSAGE

We are pleased with the operational and production performance of our existing high quality asset base and continue to be encouraged by the strong results of our ongoing exploitation and development activities undertaken to date.  The solid performance of our assets helped to partially mitigate the impact of both planned and unplanned third party facility turnarounds and outages experienced during the quarter.  The combined impact of turnaround activity, facility outages, weather, and extended spring break-up related factors resulted in the loss of an estimated 1,100 boe per day of production over the quarter.  Minor property dispositions in Northeast Alberta, effective April 30, 2007, accounted for an additional loss of approximately 1,100 boe per day of production during the quarter.

In addition to our continued focus on operations we have renewed our efforts on the acquisition front.  On October 18, 2007, Canetic announced its agreement with Titan pursuant to which Canetic will acquire production of approximately 1,800 boe per day, weighted 63 percent to oil, and a Canetic estimated 7.3 million boe of proved plus probable reserves with an RLI of approximately 11 years.  More importantly, Canetic will also acquire over 49,000 gross (23,700 net) acres of land, in the Leitchville area of Southwest Saskatchewan, in close proximity to Canetic’s existing 45,100 gross (41,200 net) acres, to create a dominant position in the emerging and strategically significant Lower Shaunavon trend.  Current Titan production in Southwest Saskatchewan exceeds 900 boe per day.  In addition to the production and lands in Southwest Saskatchewan, Canetic will also acquire approximately 900 boe per day of production located in the northern regions of Alberta and British Columbia.  Approximately two-thirds of this production is located in the Peace River Arch region in close proximity to Canetic’s existing lands.

On October 31, 2007, Canetic announced our agreement to complete a strategic combination with Penn West that will create Canada’s flagship energy trust and the dominant independent light oil producer in Western Canada with production in excess of 200,000 boe per day in 2008 and conventional proven plus probable reserves in excess of 800 million boe.  The combination will provide Canetic unitholders with exposure to a significantly enhanced portfolio of unconventional development opportunities including the multi-billion barrel (discovered heavy oil resources in place) Peace River Oil Sands Project, a significant area for potential future growth now available to Canetic unitholders.  The combination also serves to provide significantly greater exposure to growth opportunities from coalbed methane, shale gas and enhanced recovery from some of Canada’s largest legacy light oil pools.  The increased size and financial strength of the combined trust will help to accelerate the future development of both its conventional and unconventional growth opportunities and will provide added flexibility in positioning for 2011 and beyond.  The larger size of the combined trust is also expected to enhance liquidity on the Toronto and New York stock exchanges and increase its weighting in major indices, including the S&P/TSX 60 Index.  Thus leading to greater attention and potentially better valuation from both equity and income investors.  The increased liquidity and enhanced financial flexibility is expected to facilitate further expansion both within the Western Canadian Sedimentary Basin and outside of Canada, further bolstering the competitiveness of the combined trust beyond 2011.  The combined trust will initially boast tax pools in excess of $5.5 billion and safe harbour capacity for growth, under the Undue Expansion rules set out for income trusts, of approximately $8.7 billion on an equity basis in 2008, and approximately $15 billion on an equity basis in total.  Going forward, we believe that unitholders of the combined trust will benefit from the strength and experience of the combined board of directors, management team and personnel.

On the development front we have continued to focus a significant proportion of our 2007 capital program on the exploitation and development of our extensive inventory of high quality crude oil prospects, many of which were acquired as part of the StarPoint transaction completed early in 2006.  Year-to-date we have operated or participated in the drilling of 188 gross (96.6 net) wells at a total exploitation and development cost of approximately $325.3 million.

Highlights of the third quarter 2007 development program include the successful drilling of our first operated multi-lateral horizontal Mannville coalbed methane well in the Corbett Creek area.  Canetic holds a 100 percent working interest in this well which also served to validate a 21 section exploration license in the active Mannville coalbed methane play.  We expect to complete the well and begin production in 2008.

4   CANETIC RESOURCES TRUST

Other activity included the successful drilling and completion of two high rate oil wells in the strategically important Leitchville area of Southwest Saskatchewan.  Year-to-date, Canetic has actively participated at Saskatchewan land sales amassing approximately 20,000 acres on the Lower Shaunavon trend, at a cost of approximately $24 million.  This targeted activity culminated in the highlighted announcement of our intention to acquire Titan to create a dominant position in the Southwest Saskatchewan trend, an area anticipated to provide significant growth and development opportunity for Canetic.

We continue to see upward pressure on our cost base, primarily from increasing field service costs, specifically power and labour.  As we continue to experience higher field costs through our asset base, considerable effort and focus is being given to improving operational efficiencies which are expected to help control operating costs on a unit-of-production basis, including the divestiture of assets which have a high cost base.

Further challenges facing our industry include the continued and rapid appreciation of the Canadian dollar.  The Canadian dollar continued to appreciate and moved above par with the U.S. dollar by the end of the third quarter of 2007.  This will continue to impact our revenues as prices for both oil and natural gas are based on U.S. dollar benchmarks thus reducing overall margins we receive in Canadian dollars.

Our commodity price risk management program is primarily designed to provide price protection on a portion of our future production in the event of adverse commodity price movements, while retaining some participation in favourable price movements.  Canetic remains well hedged in light of continuing weakness in natural gas prices.  Approximately 40 percent of natural gas production volumes are hedged to March 31, 2008 under costless collars with a floor price of approximately $7.00 per Gigajoule.

In light of challenges posed by today’s changing economic and political environments we believe the combination of Penn West and Canetic will create a platform able to deliver incremental value for our unitholders and having the financial strength to embark on strategic acquisitions and initiatives that will optimize the combined trust’s diverse portfolio of oil and gas properties.  We also believe it will help to attract new talent and access to opportunities which will further contribute to the foundation of world-class assets and expertise.  We believe our current course positions the combined trust well to compete in today’s environment and provide our unitholders with a sustainable source of income.

FINANCIAL

Revenue for the nine months ended September 30, 2007 totalled $1,084.7 million, an increase of two percent from $1,060.1 million for the comparable period of 2006.  Revenue for the third quarter 2007 totalled $346.1 million, a decrease of six percent compared to $368.5 million during the same period of 2006.  The decrease in quarterly revenue year-over-year is largely attributable to declines in crude oil volumes, softer natural gas prices and the appreciation in the Canadian dollar relative to the U.S. dollar.

Funds flow from operations totalled $564.0 million or $2.48 per diluted unit, down three percent from $580.1 million reported for the corresponding period in 2006.  Funds flow from operations, during the third quarter totalled $181.6 million or $0.79 per diluted unit, a decrease of nine percent from $200.3 million or $0.93 per diluted unit in the same period of 2006 and a five percent decrease from $192.0 million or $0.84 per diluted unit during the second quarter of 2007.

The net loss for the nine months ended September 30, 2007, totalled $293.0 million or $1.29 per diluted unit as compared to net income of $244.7 million reported for the same period in 2006.  Net income for the third quarter was $15.7 million or $0.07 per diluted unit, as compared to $102.7 million or $0.48 per diluted unit in 2006.  The net loss for the nine months ended September 30, 2007 results from a one time charge to future tax expense associated with the enactment of Bill C-52 (Budget Implementation Act, 2007) which incorporated the Specified Investment Flow-Through Rules (the “SIFT Rules”) which became law on June 22, 2007.

2007 THIRD QUARTER REPORT 5

The price of West Texas Intermediate (“WTI”) crude averaged US$75.33 (Cdn$78.71) per bbl during the third quarter 2007, compared to US$70.55 (Cdn$79.10) per bbl for the same period in 2006.  For the first nine months of 2007, WTI crude averaged US$66.26 (Cdn$73.22) per bbl compared to US$68.29 (Cdn$77.32) per bbl for the same period in 2006.  Crude oil prices remain strong with global demand growth continuing to tighten the supply-demand situation as inventories decline.  As the year has progressed there has been a continued call for OPEC production to increase as Non-OPEC supply growth has not been able to meet this increased demand.  For the nine months ended September 30, 2007, we received an average oil price of $61.79 per bbl as compared to $63.03 per bbl for the comparable period in 2006.  Our differentials from the WTI crude oil prices fluctuate as premiums for our light sweet crude oil are offset by increases in the differentials on heavy crude oil.

The AECO Monthly Index gas price averaged $5.61 per mcf in the third quarter of 2007, compared to $6.03 per mcf in the third quarter 2006.  Year-to-date, the AECO Monthly Index price has averaged $6.81 per mcf, compared to $7.19 per mcf for the same period in 2006.  The AECO price continues to remain weak, consistent with 2006 levels.  We believe that the primary factors influencing the AECO gas price are high inventory levels in North America caused by robust drilling activity in the United States, growth in liquefied natural gas spot cargos redirected into North America from Europe due to weak gas prices there, and the lack of significant weather patterns to draw down gas storage.  The Western Canadian Sedimentary Basin’s (“WCSB”) activity levels are expected to remain weak until prices appreciate to a level where natural gas margins improve to begin to drive supply.  Our average realized natural gas price was $6.91 per mcf for the nine months ended September 30, 2007 as compared to $7.04 per mcf during the same period in 2006.  Our average natural gas price for the quarter was $5.33 per mcf compared to $6.21 per mcf in the third quarter in 2006.

During the third quarter of 2007, Canetic paid cash distributions of $130.0 million or $0.57 per unit.  For the nine months ended September 30, 2007 our cash distributions totalled $397.5 million.

For 2007, we estimate that for Canadian taxpayers, 100 percent of cash distributions will be taxable and no portion of the distributions will be a tax-deferred return of capital.  We estimate that for U.S. taxpayers, 100 percent of cash distributions paid during the year will be taxable as “Qualified Dividends” and no portion of the distributions will be a tax-deferred return of capital.  Actual taxable amounts may vary and is dependant upon the Trust’s current and accumulated earnings and profits as determined under U.S. tax laws.

REVIEW OF OPERATIONS

PRODUCTION

For the nine months ended September 30, 2007, production volumes averaged 77,435 boe per day as compared to 72,431 boe per day for the same period in 2006.  The seven percent increase in average production volumes for the nine months ended September 30, 2007 reflect the full impact of the Samson acquisition which closed on August 31, 2006.  Production in 2007 has been impacted by planned and unplanned turnaround activity, weather related downtime in the second and third quarter and minor property dispositions.  We continue to add new production volumes through our active drilling and optimization programs which focused in the Rocky, Central and Southern Alberta areas during the third quarter.

Third quarter volumes were negatively impacted by planned and unplanned outages, with a resulting impact of approximately 1,200 boe per day.  Major outages occurred at the non-operated Kaybob South and Keyera plants, with smaller non-operated outages in Saskatchewan.  In addition, our third quarter volumes were impacted by minor property dispositions totalling approximately 1,000 boe per day in Northeastern Alberta, primarily natural gas.

Looking forward to the fourth quarter, we are anticipating a number of outages that will impact production.  We expect that each outage individually will not be significant and will impact production for only a few days.  These turnarounds are designed to take advantage of the softness in natural gas prices prior to the winter heating season.

6   CANETIC RESOURCES TRUST

EXPLOITATION AND DEVELOPMENT

Operational highlights during the third quarter reflect our continued active exploitation and optimization program.  We continued to target high quality opportunities, high graded from our growing inventory list of prospects.  Specific program highlights include:

•
The completion of our first ever operated multi-lateral horizontal Mannville CBM well in Corbett.  This well validates a 21 section exploration license in the Mannville play and is expected to begin producing in 2008.

•
Canetic followed its first quarter success in the Hoadley, Ferrybank area with an additional four well program targeting high quality Glauconite and Ellerslie gas.  This asset was acquired in the Samson deal and has yielded results that to date have exceeded expectations.  One of our first wells, drilled in the first quarter of 2007, was brought on stream during the third quarter and is currently producing at approximately 1.8 mmcf/d.  In addition, production tests from recent wells are encouraging with high initial test rates from multiple zones.  We expect all wells from this program to be tied in and on stream by year-end, following the addition of incremental compression to handle the higher than planned rates.

•
Canetic effectively brought on production two high rate oil wells in the Leitchville area of Southwest Saskatchewan. Production is from horizontal wells targeting the Lower Shaunavon formation and initial production volumes are strong from this medium crude reservoir.  Following these successful tests, we have embarked on a larger drilling program through to the end of 2007.

•	Canetic drilled an eight well oil program in Southern Alberta targeting medium crude from the Sunburst formation, six of which are currently on stream and producing.

•
Canetic continued to have good success in the Greater Queensdale area of Southeast Saskatchewan with one horizontal well targeting the Alida formation.  Initial production from the well was approximately 300 boe per day.  Continued drilling in this region is planned, with a three well program planned for execution in the fourth quarter.

•
Non-operated highlights include participation with Centrica in Mannville CBM wells in the Corbett area, participation with Conoco in Homeglen-Rimbey area targeting Leduc oil, and participation with Penn West and BP Amoco in the Pembina and Pine Creek areas targeting prolific gas production from the Glauconite and Bluesky formations.

During the third quarter, Canetic drilled and cased 18 gross (16.7 net) operated wells while participating in 46 gross (10.7 net) non-operated wells.  Operated wells consisted of 9 gross (8.8 net) oil wells, 8 gross (6.8 net) gas wells and 1gross (1 net) CBM well.  We are planning to drill approximately 12 to14 operated wells over the remainder of the year, depending on well type and depth, focused primarily in the Leitchville and Queensdale areas of Saskatchewan.

Due to the strong crude oil prices and continued weakness in natural gas prices, Canetic will remain focused on our large inventory of oil prospects for the remainder of 2007 and into 2008.  Areas of activity for the remainder of the year will be in Williston Basin and Southwest Saskatchewan targeting medium to light crude.  Limited capital will be spent developing shallower natural gas opportunities until Canetic sees strengthening in the natural gas market.  However, we expect to continue to develop and execute on our Hoadley natural gas program beginning in late 2007 or early 2008.

2007 THIRD QUARTER REPORT 7

CAPITAL EXPENDITURES

	Three Months Ended September 30		Nine Months Ended September 30
Capital Expenditures($000s)	2007	2006	2007	2006
Land	3,582	3,812	7,527	12,615
Geological and geophysical	(38)	154	2,112	2,109
Drilling and completion	69,873	79,595	256,386	212,923
Production equipment and facilities	14,614	20,863	59,253	29,566
Net development expenditures	88,031	104,424	325,278	257,213
StarPoint acquisition	-	-	-	2,511,746
Acquisition of property interests	-	967,204	-	967,204
Property acquisitions	14,465	4,480	16,637	28,349
Property dispositions	(6,005)	-	(55,768)	(5,000)
Net capital expenditures	96,491	1,076,108	286,147	3,759,512
Office	1,609	3,780	6,557	6,843
Asset retirement obligation change in estimate	593	767	2,086	2,239
Capitalized compensation	2,785	(2,240)	8,884	4,414
Total capital expenditures	101,479	1,078,415	303,674	3,773,008

During the nine months ended September 30, 2007, expenditures for development activities totalled $325.3 million as compared to $257.2 million for the same period in 2006.  A total of 188 gross (96.6 net) wells have been drilled, including 84 gross (41.1 net) natural gas wells and 92 gross (53.0 net) oil wells, 7 gross (1.0 net) service wells, and 5 gross (1.5 net) dry and abandoned wells.  The increase in development expenditures reflects the inventory of locations associated with our asset base resulting from the acquisitions made in previous years and a decision by Canetic to become more focused on internal growth opportunities.  Of the total wells drilled to September 30, 2007, 69 gross (63.6 net) were operated by Canetic resulting in 46 gross (43.5 net) oil wells, 22 gross (19.1 net) natural gas wells, and 1 gross (1.0 net) dry and abandoned (“D&A”) well.  Canetic has also changed the profile of its operated drilling program in 2007 over 2006, targeting deeper more prolific horizons and consequently higher cost wells.

During the nine months ended September 30, 2007, we completed net property dispositions totalling $55.8 million representing approximately 1,000 boe per day, primarily natural gas, in Northeast Alberta.  Proceeds from the dispositions have been utilized to fund a portion of our 2007 capital expenditure program.

COMMODITY PRICE RISK MANAGEMENT

The prices we receive for petroleum and natural gas can fluctuate significantly due to supply and demand fundamentals which are influenced by weather patterns, the economic environment, or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of adverse commodity price movements, while retaining the opportunity to participate in favourable price movements.  This practice is designed to allow us to generate stable funds flow for distributions and achieve positive economic returns on capital development and acquisition activities.  Given appropriate market conditions,we may hedge up to 50 percent of our production at any given time.

For the nine months ended September 30, 2007 we have realized a gain on financial derivatives of $16.5 million compared to a loss of $12.8 million for the same period in 2006.  During the third quarter 2007, we recorded a realized financial derivative gain of $12.2 million as compared to a gain of $0.8 million for the same period in 2006.

8   CANETIC RESOURCES TRUST

The following commodity commitments have been put in place for the remainder of 2007 and beyond:

Commodity Contracts		Annual Average
Natural Gas	Q4 2007	2008
Fixed Price Volume (Gj/d)	20,000	11,667
Fixed Price Average ($/Gj)	$7.51	$6.53
Collars Volume (Gj/d)	86,667	22,500
Collar Floors ($/Gj)	$6.92	$7.00
Collar Caps ($/Gj)	$10.74	$11.23
Total Volume Hedged (Gj/d)	106,667	34,167

Crude Oil	Q4 2007	2008
CDN Denominated Fixed Price Volumes (bbl/d)	8,000	250
CDN Denominated Fixed Price Average ($CDN/bbl)	$67.26	$72.20
U.S. Denominated Fixed Price Volume (bbl/d)	1,500	-
U.S. Denominated Fixed Price Average ($US/bbl)	$48.11	-
Collars Volume (bbl/d)	6,000	12,000
Collar Floors ($US/bbl)	$58.00	$64.17
Collar Caps ($US/bbl)	$80.76	$81.49
Total Volume Hedged (bbl/d)	15,500	12,250

CANADIAN TAX LEGISLATION AFFECTING INCOME TRUSTS

Under the SIFT Rules, certain of our future distributions that would have otherwise been deductible by the Trust for tax purposes will be subject to a special tax at a rate of 31.5 percent (the “Distribution Tax”).  As expected, the Distribution Tax will not apply to the Trust until January 1, 2011.  Currently, the Trust has approximately $1.7 billion of tax pools that may be used to offset future taxes.  In the period leading to 2011, our objective will be to preserve and maximize tax pools that will be available to reduce or defer the incidence of cash taxes in 2011 and subsequent years.  Given our current tax pool position and our expectations for growth of these pools leading to 2011, we currently anticipate our effective tax rate will be significantly less than the 31.5 percent statutory rate in 2011 and subsequent years.

Estimated Income Tax Pools ($000s)	September 30, 2007
Undepreciated capital costs	561,600
Canadian oil and gas property expense	505,736
Canadian exploration expense	23,390
Canadian development expense	349,832
Non-capital losses	270,960
Other	38,016
Total estimated income tax pools	1,749,534

Please refer to the section of Canetic’s Management’s Discussion and Analysis (“MD&A”), dated September 30, 2007, entitled “Income Taxes” for a more complete discussion of the potential impacts and changes anticipated to result from implementation of the SIFT Rules and related Distribution Tax.

2007 THIRD QUARTER REPORT 9

OUTLOOK

Looking forward, we are very excited about the opportunity presented by our announced strategic combination with Penn West.  Through this combination we will have created what we believe to be Canada’s flagship energy trust and a world-class platform to compete in Canadian and global energy markets.  The combination will form the largest conventional oil and natural gas trust in North America and the dominant independent light oil producer in the Western Canadian Sedimentary Basin with anticipated production in 2008 of over 200,000 boe per day and conventional proven plus probable reserves in excess of 800 million boe.  The increased size of the combined entity will facilitate the future development of its extensive inventory of conventional and unconventional opportunities including the multi-billion barrel (discovered heavy oil resources in place) Peace River Oil Sands Project, coalbed methane, shale gas and enhanced oil recovery from some of Canada’s largest legacy light oil pools.

We anticipate that the larger size of the combined trust will not only increase the opportunity base for future growth but will also enhance the liquidity of its units on both the Toronto and New York stock exchanges, increase its weighting in major indices, including the S&P/TSX 60 Index, and lead to greater attention from both equity and income investors.  We also expect that the increased liquidity and enhanced financial strength of the combined trust will enable meaningful expansion both domestically and outside Canada as we look to position the trust for 2011 and beyond.  At closing the combined trust will have tax pools in excess of $5.5 billion and safe harbour capacity for the issuance of new units under the undue expansion rules of approximately $8.7 billion in 2008 and approximately $15 billion in total.

We believe that the combined trust will have the size and scale needed to develop and grow in today’s dynamic market.  The combination brings together two organizations with complementary strategies, asset bases and management teams which should translate into a strong shared future.  We believe the combined trust will be greater than the sum of its parts and look forward to unlocking its potential and delivering upon the value proposition it represents for our unitholders.

We encourage our unitholders to read all information pertaining to the strategic business combination (press releases, presentations and information circular).  These items and additional information as it arises will be posted to our website at www.canetictrust.com.  If you have any questions regarding released information please do not hesitate to contact our investor relations department at 1-877-539-6300.

Jack C. Lee Chairman	J. Paul Charron President & Chief Executive Officer

November 8, 2007

Canetic’s complete third quarter 2007 unaudited Financial Statements and Notes and Management’s Discussion and Analysis (“MD&A”) are available on Canetic’s website at www.canetictrust.com or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

All references are to Canadian dollars unless otherwise indicated.  Natural gas volumes recorded in thousand cubic feet (“mcf”) or million cubic feet (“mmcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of six (6) mcf: one (1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

10  CANETIC RESOURCES TRUST

MANAGEMENT’S DISCUSSION
AND ANALYSIS

The following interim Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto of Canetic Resources Trust (“Canetic”, the “Trust”, “we”, “our” or “us”) for the year ended December 31, 2006, Canetic’s MD&A for the year ended December 31, 2006, and the unaudited Consolidated Financial Statements of Canetic and Notes thereto for the nine months ended September 30, 2007.  This MD&A is dated November 8, 2007.  The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).  No update is provided where an item is not material or there has been no material change from discussions in our annual MD&A.  This discussion provides management’s analysis of Canetic’s historical financial and operating results and provides estimates of Canetic’s future financial and operating performance based on information currently available.  Actual results will vary from estimates and the variances may be material.  You should be aware that historical results are not necessarily indicative of future performance.  Readers are referred to the legal advisories regarding forward-looking information contained in the “Forward-Looking Statements” section of this MD&A.

All references are to Canadian dollars unless otherwise indicated.  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf: one (1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of applicable securities law.  These statements relate to future events or future performances.  All statements other than statements of historical fact may be forward-looking statements.  Statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described can be profitably produced in the future.

The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "could", "should", "believe", "intend", "propose", "budget", and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  We believe the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements are not guarantees of future performance and should not be unduly relied upon.  These statements speak only as of the date of this MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following: business strategies; production volumes; reserves volumes; drilling plans; expected outages and the impact thereof; operating and other costs and expenses; commodity prices; future cash distribution levels and taxability; capital spending including timing, allocation and amounts of capital expenditures and the sources of funding thereof; sources of funding operations and distributions and the sufficiency thereof; estimates of funds flow from operations; royalty rates; interest rates; asset retirement obligations; hedging and other risk management programs; debt levels, future tax treatment of income trusts such as the Trust and unitholders; the acquisition of Titan Exploration Ltd. and strategic business combination with Penn West Energy Trust and the benefits to be derived there from and the timing there of; income tax pools, and liquidity and financial capacity.

2007 THIRD QUARTER REPORT 11

The forward-looking statements contained in this MD&A are based on a number of expectations and assumptions that may prove to be incorrect.  In addition to other assumptions identified in this MD&A, assumptions have been made regarding, among other things: that the Trust will continue to conduct its operations in a manner consistent with past operations; the continuance of existing (and in certain circumstances, proposed) tax and royalty regimes; the general continuance of current industry conditions; the accuracy of the estimates of the Trust's reserves volumes; the ability of Canetic to obtain equipment, services and supplies in a timely manner to carry out our activities; the ability of Canetic to market oil and natural gas successfully; the timely receipt of required regulatory and other approvals; the ability of Canetic to obtain financing on acceptable terms; currency, exchange and interest rates; future oil and gas prices; the failure of Canetic to obtain the required approvals for mergers and acquisitions and future cost assumptions.  No assurance can be given that these factors, expectations and assumptions will prove to be correct.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: volatility in market prices for oil and natural gas; risks and liabilities inherent in oil and natural gas including operations, exploration, development, exploitation, production, marketing and transportation risks; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; risks and uncertainties involving geology of oil and gas deposits; unanticipated operating results or production declines; fluctuations in foreign exchange, currency or interest rates, and stock market volatility; general economic conditions; changes in laws and regulations including but not limited to those pertaining to income tax, environmental and regulatory matters; changes in royalty rates including the implementation of “The New Royalty Framework” in Alberta; failure to realize the anticipated benefits of acquisitions; health, safety and environmental risks; and  the other factors described in Canetic's public filings from time to time (including under "Risk Factors" in our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this MD&A are expressly qualified by the following cautionary statement: Canetic undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

NON-GAAP MEASURES

Throughout the MD&A certain supplemental financial measures that are not specifically determined in accordance with GAAP are used to assist in analyzing the operations of the Trust.  In addition to the primary measures of net earnings (loss) and net earnings (loss) per unit and cash flows from operating activities determined in accordance with GAAP, we believe that certain measures not determined in accordance with GAAP assist the reader in assessing performance and understanding the Trusts results.  These non-GAAP measures as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with calculations of similar measures for other companies or trusts.  These measures should not be considered alternatives to net earnings (loss) and net earnings (loss) per unit or cash flows from operating activities as calculated in accordance with GAAP.

•
Funds flow from operations - defined as net earnings (loss) plus non-cash items before deducting changes in non-cash working capital and asset retirement costs incurred.  We use this measure to analyze operating performance and leverage.  This measure is an indicator of the Trust’s ability to generate funds flow in order to fund distributions, working capital, principal debt repayments and capital expenditures.  Readers should refer to the “Funds Flow From Operations” section of the MD&A for a reconciliation of funds flow from operations to net earnings (loss).

12  CANETIC RESOURCES TRUST

•
Net debt - defined as long-term debt and working capital excluding financial derivatives.  This measure is used to analyze liquidity and capital resources in order to meet the Trusts’ financing needs to fund capital expenditures, acquisitions and short term funding needs.  Readers should refer to the “Liquidity and Capital Resources” section of the MD&A for a reconciliation of net debt.

•
Operating and cash netbacks - defined as revenue and expense items divided by production per boe per day.  This measure is used throughout the Oil and Gas industry to analyze margin and cash flow on each boe of production.  Readers should refer to the “Netbacks” section of the MD&A for the calculation of operating and cash netbacks.

•
Total capitalization - defined as net debt including convertible debentures plus unitholders’ equity.  Similar to net debt, this measure is an indictor of the Trust’s ability to analyze liquidity and capital resources in order to meet the Trust’s financing needs to fund capital expenditures, acquisitions and short term funding needs. This measure is an indicator of overall Trust leverage.  Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.  Readers should refer to the “Liquidity and Capital Resources” section of the MD&A for a reconciliation of total capitalization.

CURRENT AND COMPARATIVE PERIODS

The quarterly and annual financial and operating results for 2006 and 2007 have been influenced by two major acquisitions.

•
On January 5, 2006, Canetic was formed on the completion of the merger of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”).  The transaction with StarPoint was accounted for as a purchase of StarPoint by Acclaim.  Accordingly, the financial and operating results for the year ended December 31, 2006 include those of the StarPoint assets from the date of acquisition, January 5, 2006.  At the time of the merger the StarPoint assets were producing approximately 35,000 boe per day.

•
On August 31, 2006, we closed the Samson acquisition for approximately $900.0 million.  At closing, the Samson assets were producing approximately 13,500 boe per day including 70.0 million cubic feet (“mmcf”) per day of natural gas.

RECENT DEVELOPMENTS

CANETIC RESOURCES TRUST ENTERS INTO A COMBINATION AGREEMENT WITH PENN WEST ENERGY TRUST

On October 31, 2007, Canetic and Penn West Energy Trust (“Penn West”) announced that they had entered into a combination agreement (the “Combination Agreement”) that would provide for the strategic combination of Canetic and Penn West (the “Combined Trust”).  The Combined Trust will be the largest conventional oil and gas trust in North America with an enterprise value of over C$15 billion and initial production of over 200,000 boe per day.  The combined asset portfolio will include interests in a significant number of Western Canada’s highest quality conventional oil and natural gas pools and will also include a number of non-conventional growth opportunities including oil sands, coalbed methane, shale gas and enhanced oil recovery.  At closing, this merger of assets and people will operate under the Penn West name and will be led by a management team and Board of Directors drawn from each of Canetic and Penn West.

Under the terms of the Combination Agreement, Canetic unitholders will receive 0.515 of a Penn West unit for each Canetic unit on a tax-deferred basis for Canadian and U.S. tax purposes.  Immediately prior to the closing of the combination, a one-time special distribution of $0.09 per unit will be paid to Canetic unitholders.  The special distribution is intended to keep Canetic unitholders whole, in cash distributions, for a period of six months.

2007 THIRD QUARTER REPORT 13

Canetic unitholders will receive an aggregate value of C$15.84 per Canetic unit based on the closing price of Penn West units on the Toronto Stock Exchange (“TSX”) on October 30, 2007 which represents a premium of 7.1 percent to the closing price of Canetic units on the TSX on October 30, 2007.  On completion of the combination, Penn West unitholders will own approximately 67 percent and Canetic unitholders will own approximately 33 percent of the Combined Trust.  Penn West units will continue to be listed on both the TSX and the New York Stock Exchange (“NYSE”).

The combination is subject to stock exchange, court and regulatory approval, and the approval of at least 66 2/3 percent of the votes cast by Canetic unitholders at a Canetic unitholder meeting to be held to approve the combination in mid January 2008 with closing immediately thereafter. An Information Circular is expected to be mailed to unitholders of Canetic in after December 2007.

ACQUISITION OF TITAN EXPLORATION LTD.

On October 18, 2007, Canetic announced its agreement to acquire Titan Exploration Ltd. (“Titan”) pursuant to which Canetic will make an offer to acquire all of the issued and outstanding shares of Titan in exchange for 0.1917 of a Canetic unit for each Titan Class A Share and 0.6609 of a Canetic unit for each Titan Class B Share.  The total transaction value is approximately $116.0 million including Titan’s net debt of approximately $17.5 million.  It is expected that approximately 6.5 million Canetic units will be issued to effect the acquisition.

The Board of Directors of Titan has unanimously agreed to support the offer and has unanimously resolved to recommend that all Titan shareholders tender their shares in acceptance of Canetic’s offer.  Full details of the offer will be included in a take-over bid circular and related documents that are expected to be filed with securities regulators and mailed to all Titan shareholders on or before November 15, 2007.

Upon completion of the Titan acquisition, Canetic will acquire production of approximately 1,800 boe per day, weighted 63 percent to oil, and a Canetic estimated 7.3 million boe of proved plus probable reserves with a Reserve Life Index of approximately 11 years.  More importantly, Canetic will also acquire over 49,000 gross (23,700 net) acres, in the Leitchville area of Southwest Saskatchewan, in close proximity to Canetic’s existing 45,100 gross (41,200 net) acres, to create a dominant position in the emerging and strategically significant Lower Shaunavon trend.  Current Titan production in Southwest Saskatchewan exceeds 900 boe per day.

In addition to the production and lands in Southwest Saskatchewan, Canetic will also acquire approximately 900 boe per day of production located in the northern regions of Alberta and British Columbia.  Approximately two-thirds of this production is located in the Peace River Arch region in close proximity to Canetic’s existing lands.

ALBERTA’S “NEW ROYALTY FRAMEWORK”

On October 25, 2007, the Province of Alberta announced changes to crude oil and natural gas royalty rates within the Province based on a report from the Alberta Royalty Review Board that was issued on September 18, 2007.  “The New Royalty Framework” report released by the Provincial Government confirmed that royalty rates, beginning in 2009, will be based on a sliding scale formula sensitive to both price and production volumes.  For the nine months ended September 30, 2007, approximately 50 percent of Canetic’s total royalty burden was paid to the Province of Alberta.

Certain details of the new regime have yet to be released by the Government and as a result the impact on Canetic is not entirely clear.

14   CANETIC RESOURCES TRUST

RESULTS OF OPERATIONS

Funds flow from operations totalled $181.6 million for the quarter and $564.0 million year-to-date compared to $200.3 million for the third quarter of 2006 and $580.1 million for the nine months ended September 30, 2006.  The net loss year-to-date of $293.0 million compared to net earnings of $244.7 million for the same period in 2006 reflects the impact of the future income tax provision that was recorded in the second quarter 2007.  Key factors impacting the results are;

•
Production volumes averaged 74,572 boe per day for the third quarter 2007 compared to 74,475 boe per day for the third quarter 2006.  On a year-to-date basis, production volumes have averaged 77,435 boe per day in 2007 compared to 72,431 boe per day in 2006.

•
On a year-to-date basis we have drilled a total of 188 gross (96.6 net) wells, investing approximately $325.3 million on net development expenditures.  This compares to a total of 263 gross (125.6 net) wells, and approximately $257.2 million in 2006.  In 2007, our focus has been on deeper wells targeting more prolific zones compared to a shallow, more gas (including coalbed methane) focused drilling program in 2006.

•
The West Texas Intermediate (“WTI”) price averaged US$75.33 (Cdn$78.71) per barrel in the third quarter, as compared to US$70.55 (Cdn$79.10) per barrel for the third quarter 2006.  On a year-to-date basis WTI crude oil prices have averaged US$66.26 (Cdn$73.22) per barrel compared to US$68.29 (Cdn$77.32) per barrel for the comparative period in 2006.  Conversely, natural gas prices have remained below 2006 levels with the AECO Monthly Spot price for natural gas averaging $5.61 per mcf compared to $6.03 per mcf in the third quarter of 2006 and $6.81 per mcf for the nine months ended September 30, 2007 compared to $7.19 per mcf for the same period in 2006.

•
Operating costs (before unit-based compensation) for the quarter averaged $10.48 per boe compared to $9.72 per boe in 2006.  Year-to-date operating costs have increased 12 percent to $10.10 per boe, from $9.01 per boe during the same period in 2006.  Operating costs have been impacted by higher power and labour costs year over year, both significant components of operating expenses.

•
The passing of Bill C-52 (Budget Implementation Act, 2007) which contained the Specified Investment Flow Through Rules (“SIFT Rules”) during the second quarter of 2007 resulted in an increase to our future income tax expense and liability by approximately $330 million.  This adjustment represents the tax effect on timing differences between the accounting and tax basis of net assets held.  This adjustment is a non-cash expense and has no immediate impact on funds flow from operations available for distribution to unitholders.

PRODUCTION

	Three Months Ended September 30		Nine Months Ended September 30
Production	2007	2006	2007	2006
Natural gas (mmcf/d)	205.7	181.4	212.2	174.5
Crude oil (bbl/d)	34,578	38,314	35,636	37,765
Natural gas liquids (bbl/d)	5,711	5,925	6,426	5,577
Barrels of oil equivalent (boe/d, 6:1)	74,572	74,475	77,435	72,431
Percentage natural gas	46%	41%	46%	40%
Percentage crude oil and natural gas liquids	54%	59%	54%	60%

For the nine months ended September 30, 2007, production volumes averaged 77,435 boe per day as compared to 72,431 boe per day for the same period in 2006.  The seven percent increase in average production volumes for the nine months ended September 30, 2007 reflect the full impact of the Samson acquisition which closed on August 31, 2006.  Production in 2007 has been impacted by planned and unplanned turnaround activity, weather related downtime in the second and third quarter and minor property dispositions.  We continue to add new production volumes through our active drilling and optimization programs which focused in the third quarter in the Rocky, Central and Southern Alberta areas.

2007 THIRD QUARTER REPORT 15

Third quarter volumes were negatively impacted by planned and unplanned outages, with a resulting impact of approximately 1,200 boe per day.  Major outages occurred at the non-operated Kaybob South and Keyera plants, with smaller non-operated outages in Saskatchewan.  In addition, our third quarter volumes were impacted by minor property dispositions totalling approximately 1,000 boe per day in Northeastern Alberta, primarily natural gas.

Looking forward to the fourth quarter, we are anticipating a number of outages that will impact production.  We expect that each outage individually will not be significant and will impact production for only a few days.  These turnarounds are designed to take advantage of the softness in natural gas prices prior to the winter heating season.  These planned turnarounds are all being undertaken for preventative maintenance purposes in accordance with good operating practices.

COMMODITY PRICES

	Three Months Ended September 30		Nine Months Ended September 30
Benchmark Prices	2007	2006	2007	2006
WTI crude oil (US$/bbl)	75.33	70.55	66.26	68.29
NYMEX natural gas average near month contract (US$/mcf)	6.75	6.52	7.17	7.87
AECO natural gas monthly index($/mcf)	5.61	6.03	6.81	7.19
Average Canadian/U.S. dollar exchange rate	0.9571	0.8919	0.9050	0.8832
Average Realized Canetic Prices (before financial derivatives)
Crude oil ($/bbl)	68.38	67.27	61.79	63.03
Natural gas liquids($/bbl)	50.60	50.60	46.65	48.81
Natural gas ($/mcf)	5.33	6.21	6.91	7.04

The price of WTI crude averaged US$75.33 (Cdn$78.71) per bbl during the third quarter 2007, compared to US$70.55 (Cdn$79.10) per bbl for the same period in 2006.  For the first nine months of 2007, WTI crude averaged US$66.26 (Cdn$73.22) per bbl compared to US$68.29 (Cdn$77.32) per bbl for the same period in 2006.  Crude oil prices remain strong with global demand growth continuing to tighten the supply-demand situation as inventories decline.  As the year has progressed there has been a continued call for OPEC production to increase as Non-OPEC supply growth has not been able to meet this increased demand.

For the nine months ended September 30, 2007, we received an average oil price of $61.79 per bbl as compared to $63.03 per bbl for the comparable period in 2006.  Our differentials from WTI crude oil prices fluctuate as premiums for our light sweet crude oil are offset by increases in the differentials on heavy crude oil.

The AECO Monthly Index gas price averaged $5.61 per mcf in the third quarter of 2007, compared to $6.03 per mcf in the third quarter of 2006.  Year-to-date, the AECO Monthly Index price has averaged $6.81 per mcf, compared to $7.19 per mcf for the same period in 2006.  The AECO price continues to remain weak, consistent with 2006 levels.  The primary factors influencing the AECO gas price are high inventory levels in North America caused by robust drilling activity in the United States, LNG imports redirected from the European market as a result of lower gas prices in Europe and the lack of significant weather patterns that draw on gas storage.  The Western Canadian Sedimentary Basin activity levels are expected to remain weak until prices appreciate to a level where natural gas margins improve and begin to drive supply.

Our average realized natural gas price was $6.91 per mcf for the nine months ended September 30, 2007 as compared to $7.04 per mcf during the same period in 2006.  Our average natural gas price for the quarter was $5.33 per mcf compared to $6.21 per mcf in the third quarter 2006.

16   CANETIC RESOURCES TRUST

COMMODITY PRICE RISK MANAGEMENT

The prices we receive for petroleum and natural gas can fluctuate significantly due to supply and demand fundamentals which are influenced by weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of adverse commodity price movements, while retaining the opportunity to participate in favourable price movements.  This practice is designed to allow us to generate stable funds flow for distributions and achieve positive economic returns on capital development and acquisition activities.

For the nine month period ended September 30, 2007 we have realized a gain on financial derivatives of $16.5 million compared to a loss of $12.8 million for the same period in 2006.  During the third quarter, 2007, we recorded a realized financial derivative gain of $12.2 million as compared to a gain of $0.8 million for the same period in 2006.

The following commodity commitments have been put in place for the remainder of 2007 and beyond:

Commodity Contracts	Q4 2007	2008	2009
Natural Gas
Fixed Price Volume (Gj/d)	20,000	11,667	-
Fixed Price Average($/Gj)	$7.51	$6.53	-
Collars Volume (Gj/d)	86,667	22,500	-
Collar Floors ($/Gj)	$6.92	$7.00	-
Collar Caps($/Gj)	$10.74	$11.23	-
Total Volume Hedged(Gj/d)	106,667	34,167	-

Crude Oil
CDN Denominated Fixed Price Volumes (bbl/d)	8,000	250	-
CDN Denominated Fixed Price Average ($CDN/bbl)	$67.26	$72.20	-
U.S. Denominated Fixed Price Volume(bbl/d)	1,500	-	-
U.S. Denominated Fixed Price Average ($US/bbl)	$48.11	-	-
Collars Volume(bbl/d)	6,000	12,000	-
Collar Floors ($US/bbl)	$58.00	$64.17	-
Collar Caps($US/bbl)	$80.76	$81.49	-
Total Volume Hedged (bbl/d)	15,500	12,250	-

CURRENCY RISK MANAGEMENT

The Canadian dollar averaged US$0.9050 during the first nine months of 2007 as compared to US$0.8832 for the same period last year.  As the price of WTI crude oil is quoted in U.S. dollars, appreciation in the Canadian dollar reduces the average price received for our production.  Canetic can mitigate the impact of exchange rate fluctuations by either entering into foreign exchange contracts directly or executing some portion of our crude oil swaps in Canadian dollars.  In 2007, Canetic had no foreign exchange contracts, but had entered into contracts for 8,000 bbl per day of its crude oil production using Canadian dollar denominated swaps.

The Canadian dollar has continued to appreciate and moved above par with the U.S. dollar near the end of the third quarter of 2007.  This will continue to impact our revenues as prices for both oil and natural gas are based on U.S. dollar benchmarks, thus reducing the overall margins we receive in Canadian dollars.

2007 THIRD QUARTER REPORT 17

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended September 30		Nine Months Ended September 30
Petroleum and natural gas sales ($000s)	2007	2006	2007	2006
Crude oil and natural gas liquids	245,221	264,898	684,067	724,509
Natural gas	100,871	103,604	400,619	335,544
Petroleum and natural gas sales	346,092	368,502	1,084,686	1,060,053

For the nine months ended September 30, 2007, petroleum and natural gas sales increased two percent to $1,084.7 million from $1,060.0 million for the same period in 2006 primarily as a result of increased production volumes.  Revenue for the third quarter decreased to $346.1 million from $368.5 million during the same period in 2006.

Crude oil and NGL sales before derivative gains and losses decreased for the nine months ended September 30, 2007, to $684.1 million from $724.5 million in 2006.  The decrease is attributable to natural production declines and lower commodity prices as compared to the same period a year earlier.  Embedded within Canetic’s average price is the impact of the rising Canadian dollar against the U.S. dollar.  Canadian well head prices are based on the posted WTI price which is quoted in U.S. dollars less appropriate offsets for relative quality and transportation.  As the Canadian dollar has strengthened in 2007, our overall revenues on a relative basis have been negatively impacted, particularly in the third quarter as the Canadian dollar averaged U.S. $0.9571 as compared to U.S. $0.8919 for the same quarter in 2006.

Natural gas sales increased nineteen percent to $400.6 million during the nine months ended September 30, 2007.  Increased sales volumes were partially offset by lower natural gas prices relative to the same period in 2006.  Average daily sales of natural gas increased to 212.2 mmcf per day in 2007 from 174.5 mmcf per day in 2006, primarily as a result of the volumes acquired in the Samson acquisition net of property dispositions made during the second quarter 2007.  Revenue for the third quarter 2007 of $100.9 million was lower than the $103.6 million for the same period in 2006 as price declines offset the increases in production volumes.

For the remainder of 2007, we expect that the major external forces that will influence revenue will be changes to commodity prices and the exchange rate of the Canadian dollar relative to the U.S. dollar.

ROYALTIES

	Three Months Ended September 30		Nine Months Ended September 30
Royalties ($000s)	2007	2006	2007	2006
Royalties, net of ARTC	60,499	62,432	194,788	194,651
Percentage of Petroleum and natural gas revenue	17.5%	16.9%	18.0%	18.4%
$/boe	8.82	9.11	9.21	9.84

For the nine months ended September 30, 2007, royalty expense totalled $194.8 million as compared to $194.7 million during the same period a year earlier.  As a percentage of sales, royalties averaged 18.0 percent during the nine months ended September 30, 2007 as compared to 18.4 percent in the same period in 2006.

During the third quarter, royalties averaged $8.82 per boe or approximately 17.5 percent of Canetic’s total petroleum and natural gas sales price (before hedging) of $50.45 per boe.  This compares to $9.11 per boe or 16.9 percent of average sales price reported for the same period in 2006.

18  CANETIC RESOURCES TRUST

OPERATING COSTS

	Three Months Ended September 30		Nine Months Ended September 30
Operating Costs ($000s)	2007	2006	2007	2006
Operating costs before unit-based compensation	71,932	66,579	213,539	178,226
Unit-based compensation:
Cash expense	228	412	558	412
Non-cash unit-based compensation	241	(278)	907	2,522
Total operating costs and unit-based compensation	72,401	66,713	215,004	181,160
$/boe before unit-based compensation	10.48	9.72	10.10	9.01
$/boe after unit-based compensation	10.55	9.74	10.17	9.16

For the nine months ended September 30, 2007, operating costs before unit-based compensation increased to $213.5 million or $10.10 per boe from $178.2 million or $9.01 per boe for the same period in 2006.  The relative dollar increase can be specifically attributed to a higher cost structure in the field due to increased labour and power costs as well as the impact of the Samson acquisition which closed August 31, 2006.  Industry trends have been towards higher unit costs as producers are impacted by natural production declines and increasing costs.  Canetic expects that recent weakness in natural gas prices will help to reduce upward pressure on costs.

Although operating costs continue to be a challenge, we maintain our commitment to managing operational efficiencies and optimizing field netbacks in all areas where we do business.  As we continue to experience higher field costs throughout our asset base, considerable effort and focus is being given to operational efficiencies which will help to control operating costs on a unit-of-production basis, including the divestiture of assets which have a high cost base.

We continue to estimate operating costs will average $10.00 to $11.00 per boe for the remainder of 2007.  This estimate reflects the current cost environment that exists in Western Canada and the cost pressures on our production operations.

TRANSPORTATION

	Three Months Ended September 30		Nine Months Ended September 30
Transportation ($000s)	2007	2006	2007	2006
Transportation expense	5,909	4,980	17,816	13,716
$/boe	0.86	0.73	0.84	0.69

Transportation costs are defined by the point of legal custody transfer of the commodity and are dependent upon the type of product being sold, location of the producing asset, availability of pipeline capacity and sales point of the product.

For crude oil, Canetic sells all of its production at the lease.  The purchaser picks up the production at the lease and pays Canetic a price for the applicable crude type based upon a price posted at the appropriate market hub, adjusted for the quality of Canetic’s crude, less the transportation costs between that market hub and the lease.  For natural gas, Canetic transports its natural gas from the plant gate to certain established market hubs such as AECO C in Alberta, at which point title transfers to the purchaser.  In both cases, transportation costs associated with getting natural gas and clean marketable oil to the point of title transfer are shown separately as a transportation expense.

In British Columbia, Westcoast Energy Inc. (operated by Spectra Energy) controls most of the gas processing infrastructure.  Individual producers negotiate tolls with Spectra, under light-handed NEB regulations, for gathering, processing, and transmission.  These tolls are included in the transportation expense.

2007 THIRD QUARTER REPORT 19

NETBACKS

Cash net operating income represents the profit margin associated with the production and sale of petroleum and natural gas.  For the three and nine months ended September 30, 2007, our netbacks were influenced by our product mix, commodity prices, financial derivative gains, royalty rates, the appreciation in the Canadian dollar relative to the U.S. dollar, and operating costs.

Components of our netbacks are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
Netbacks ($/boe)	2007	2006	2007	2006
Petroleum and natural gas sales	50.45	53.78	51.31	53.61
Less:
Royalties	8.82	9.11	9.21	9.84
Operating costs(before unit-based compensation)	10.48	9.72	10.10	9.01
Transportation	0.86	0.73	0.84	0.69
Cash net operating income	30.29	34.22	31.16	34.07
General and administrative (before unit-based compensation)	1.49	1.29	1.57	1.42
Interest on long-term debt	2.67	2.03	2.37	1.73
Interest on convertible debentures	0.66	0.28	0.66	0.20
Realized (gain) loss on financial derivatives	(1.77)	(0.12)	(0.78)	0.65
Unit-based compensation - cash	0.22	0.40	0.18	0.14
Current income taxes	0.08	0.37	0.14	0.11
Capital tax	0.48	0.75	0.37	0.47
Cash netback from operations	26.46	29.22	26.65	29.35
Reconciliation to net earnings (loss):
Unit-based compensation - non-cash	0.24	(0.27)	0.29	0.85
Depletion, depreciation and amortization	26.11	24.61	25.13	23.72
Accretion	0.56	0.42	0.55	0.39
Unrealized (gain) on financial derivatives	1.43	(10.57)	0.39	(4.03)
Future income taxes (recovery)	(4.17)	0.06	14.15	(3.98)
Net earnings (loss)	2.29	14.97	(13.86)	12.40

GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended September 30		Nine Months Ended September 30
General and Administrative Expenses (“G&A”)($000s)	2007	2006	2007	2006
G&A expenses	24,272	14,017	80,025	42,204
Overhead recoveries	(14,038)	(5,147)	(46,933)	(14,041)
Cash G&A expenses before unit-based compensation	10,234	8,870	33,092	28,163
Unit-based compensation:
Cash expense	1,292	2,336	3,163	2,336
Non-cash unit-based compensation	1,365	(1,578)	5,141	14,292
Total G&A and unit-based compensation	12,891	9,628	41,396	44,791
$/boe before unit-based compensation	1.49	1.29	1.57	1.42
$/boe after unit-based compensation	1.88	1.41	1.96	2.27

20   CANETIC RESOURCES TRUST

General and administrative expenses, net of overhead recoveries and before unit-based compensation, increased seventeen percent to $33.1 million for the nine months ended September 30, 2007 as compared to $28.2 million for the same period a year earlier.  On a unit-of-production basis, general and administrative expenses averaged $1.57 per boe as compared to $1.42 per boe for the same period in 2006.  During the period, Canetic has increased staffing and administration levels due to the StarPoint and Samson acquisitions in 2006 and Canetic’s listing on the New York Stock Exchange.  As well, increased overall compensation costs associated with remaining competitive and retaining staff in the Calgary market have impacted our overall general and administrative expenses.

General and administrative expenses for 2007 are expected to average approximately $1.60 per boe before unit-based compensation.

UNIT-BASED COMPENSATION

For the nine months ended September 30, 2007, Canetic recorded unit-based compensation expense of $9.8 million (2006 - $19.6 million) and capitalized unit-based compensation of $4.2 million (2006 - $4.4 million).  Upon vesting, the obligation may be settled in units or cash.  The amounts due in the current year of $7.5 million (2006 - $16.3 million) is reflected as a current liability in the financial statements.  The compensation liability is re-measured each period at the current market price for Canetic’s units.  The September 30, 2007, compensation liability was based on the period-end weighted average closing price of $15.26 and the number of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) outstanding at that time, with the PTUs adjusted for a PTU multiplier.  The PTU multiplier is determined based on the relative performance of Canetic in relation to a basket of other similar trusts.  Each tranche of PTUs issued has a different PTU multiplier.  As of September 30, 2007, there were 1,018,802 RTUs and 1,657,958 PTUs outstanding.

INTEREST EXPENSE ON BANK DEBT

	As At And For The Three Months Ended September 30		As At And For The Nine Months Ended September 30
Interest Expense ($000s)	2007	2006	2007	2006
Interest expense	18,340	13,908	50,053	34,197
Bank loans	1,374,002	1,223,016	1,374,002	1,223,016
Debt to annualized funds flow	1.9	1.5	1.8	1.6

Interest expense, representing interest on bank debt, increased to $50.1 million or $2.37 per boe from $34.2 million or $1.73 per boe a year earlier.  Average debt levels have increased as a result of the Samson acquisition made during 2006 and capital spending late in 2006 and through 2007.

Average interest rates incurred by Canetic during the quarter averaged approximately 5.64 percent and 5.14 percent for the nine months ended September 30, 2007.  This compares to 5.02 percent and 5.41 percent for the same periods in 2006, respectively.

INTEREST EXPENSE ON CONVERTIBLE DEBENTURES

Interest expense on convertible debentures totalled $13.9 million for the nine months ended September 30, 2007 as compared to $4.0 million for the same period in 2006.  During 2006, debentures totalling $230.0 million were issued in conjunction with the Samson acquisition.  At September 30, 2007, debentures totalling $260.2 million remain outstanding.

2007 THIRD QUARTER REPORT 21

DEPLETION, DEPRECIATION AND AMORTIZATION

The current quarter provision for depletion, depreciation and amortization totalled $179.0 million as compared to $168.6 million in 2006.  On a unit-of-production basis, depletion, depreciation and amortization costs averaged $26.11 per boe as compared to $24.61 per boe for the same period in 2006.

FINANCIAL DERIVATIVES

At September 30, 2007, we recorded a net financial derivative liability of $3.3 million.  The estimated fair value is based on a mark-to-market calculation as at September 30, 2007 to settle the financial contracts.  The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices.  At September 30, 2007, Canetic recorded an unrealized financial derivative loss of $8.3 million (2006 - gain of $79.8 million).

	Three Months Ended September 30		Nine Months Ended September 30
Gain (Loss) on Financial Derivatives($000s)	2007	2006	2007	2006
Realized cash gain (loss) on financial derivatives	12,174	844	16,457	(12,831)
Unrealized gain (loss) on financial derivatives	(9,827)	72,453	(8,342)	79,759
Gain on financial derivatives	2,347	73,297	8,115	66,928

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities, and the estimated timing of the costs to be incurred in future periods.  The costs are expected to be incurred over an average of 15 years.  The estimated funds flow from operations has been calculated using a credit adjusted risk free discount rate of eight percent and an inflation rate of two percent.

As of September 30, 2007, the amount to be recorded as the fair value of the liability was estimated to be $194.4 million (December 31, 2006 - $191.9 million).  During the nine months ended September 30, 2007, Canetic incurred $11.2 million (2006 - $10.6 million) of actual abandonment and reclamation costs and recorded accretion of $11.6 million (2006 - $7.8 million).

INCOME TAXES

Enactment of Bill C-52, Budget Implementation Act, 2007

Bill C-52 (Budget Implementation Act, 2007) (the “SIFT Tax Act”) which contains the the SIFT Rules received Royal Assent and became law on June 22, 2007.  Under the SIFT Rules, commencing January 1, 2011 (provided the Trust experiences only "normal growth" and no "undue expansion" as discussed below) certain of our distributions that would have otherwise been deductible by the Trust for tax purposes will be subject to a special tax at a rate of 31.5 percent (the “Distribution Tax”).  The intent of the SIFT rules is to impose tax on income trusts in a similar manner and at rates comparable to Canadian public corporations and to treat our distributions as dividends in the hands of our unitholders.  Effectively, trust level taxable income will be subject to the Distribution Tax and any taxes payable as a result will directly reduce cash available for distribution.  The funds flow impact will be mitigated to the extent the Trust has tax pools available to shelter the Distribution Tax.  Currently, the Trust has approximately $1.7 billion of tax pools that may be used to offset future taxes.  This should allow us to defer payment of cash taxes beyond 2011.

Generally, trusts that were publicly traded on October 31, 2006 will have a four-year transition period (the “Transition Period”) and, subject to compliance with the Department of Finance’s Guidelines on “normal growth “ as described below, will not be subject to the SIFT Rules until January 1, 2011.

 22   CANETIC RESOURCES TRUST

On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" and “undue expansion” which guidelines have been incorporated in the SIFT Rules.  Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to the market capitalization of a Specified Investment Flow-Through Entity (a “SIFT”) as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units) (the "Benchmark").  Those safe harbour limits are 40 percent of the Benchmark for the period from November 1, 2006 to December 31, 2007, and 20 percent of the Benchmark each for calendar 2008, 2009 and 2010.  Moreover, these limits are cumulative so that any unused limit for a period carries over into the subsequent period.

Our total Benchmark at October 31, 2006 was approximately $4.5 billion.  Available safe harbour through to December 31, 2007 will be approximately $1.8 billion, which is 40 percent of the Benchmark.  The safe harbour for each of 2008, 2009, and 2010 is approximately $900 million, which is 20 percent of the Benchmark.  Should any portion of the safe harbour not be utilized in any period, this portion will be available in a subsequent period.

While these guidelines are such that it is unlikely they alone would affect our ability to raise the capital required to maintain and grow our existing operations in the ordinary course during the Transition Period, they could adversely affect the cost of raising capital and our ability to undertake more significant acquisitions.

Future Income Taxes

For the nine months ended September 30, 2007, Canetic recognized future tax expense of $299.0 million compared with a future tax recovery of $78.6 million for the same period in 2006.  The increase is due to the one-time charge to future tax expense associated with the enactment of the SIFT Tax Act as described above.  This was partially offset by future tax recoveries of $4.0 million as a result of an additional 0.5 percent reduction to the federal general corporate tax rate also enacted during the period and $45.0 million from the change in timing differences in respect of the current period.  The Trust has also provided $20.0 million as a reserve against future income taxes due to uncertainty in the ability to fully access a portion of our successor tax pools over time under the SIFT Tax Act.

Current Income Taxes

Although the Trust is not subject to the Distribution Tax until the year 2011, there are certain corporate entities in the underlying structure which hold minority interests in some of the Trust’s operating partnerships which are subject to a small amount of current income tax.  Current taxes of $3.0 million were recorded for the nine months ended September 30, 2007, $1.2 million of this amount is non-recurring and arose on the merger of Acclaim and StarPoint.

Capital Taxes

The Trust recorded $7.9 million of capital tax for the nine months ended September 30, 2007, attributable to the Saskatchewan Resource Surcharge.  Federal capital taxes were eliminated in 2006.

ESTIMATED INCOME TAX POOLS

Estimated Income Tax Pools ($000s)	September 30, 2007
Undepreciated capital costs	561,600
Canadian oil and gas property expense	505,736
Canadian exploration expense	23,390
Canadian development expense	349,832
Non-capital losses	270,960
Other	38,016
Total estimated income tax pools	1,749,534

2007 THIRD QUARTER REPORT 23

CAPITAL EXPENDITURES

	Three Months Ended September 30		Nine Months Ended September 30
Capital Expenditures ($000s)	2007	2006	2007	2006
Land	3,582	3,812	7,527	12,615
Geological and geophysical	(38)	154	2,112	2,109
Drilling and completion	69,873	79,595	256,386	212,923
Production equipment and facilities	14,614	20,863	59,253	29,566
Net development expenditures	88,031	104,424	325,278	257,213
StarPoint acquisition	-	-	-	2,511,746
Acquistion of property interests	-	967,204	-	967,204
Property acquisitions	14,465	4,480	16,637	28,349
Property dispositions	(6,005)	-	(55,768)	(5,000)
Net capital expenditures	96,491	1,076,108	286,147	3,759,512
Office	1,609	3,780	6,557	6,843
Asset retirement obligation on new wells	593	767	2,086	2,239
Capitalized compensation	2,786	(2,240)	8,884	4,414
Total capital expenditures	101,479	1,078,415	303,674	3,773,008

During the nine months ended September 30, 2007, expenditures for development activities totalled $325.3 million as compared to $257.2 million for the same period in 2006.  A total of 188 gross (96.6 net) wells have been drilled, including 84 gross (41.1 net) natural gas wells and 92 gross (53.0 net) oil wells, 7 gross (1.0 net) service wells and 5 gross (1.5 net) dry and abandoned wells.  The increase in development expenditures reflects the inventory of locations associated with our asset base resulting from the acquisitions made in previous years and a decision by Canetic to become more focused on internal growth opportunities.  Of the total wells drilled to September 30, 2007, 69 gross (63.6 net) were operated by Canetic resulting in 46 gross (43.5 net) oil wells, 22 gross (19.1 net) natural gas wells and 1 gross (1.0 net) dry and abandoned (“D&A”) well.  Canetic has also changed the profile of its operated drilling program in 2007 over 2006, targeting deeper more prolific horizons and consequently higher cost wells.

During the nine months ended September 30, 2007, we completed net property dispositions totalling $55.8 million representing approximately 1,000 boe per day, primarily natural gas, in Northeast Alberta.  Proceeds from the dispositions have been utilized to fund a portion of our 2007 capital expenditure program.

Sources of Funding Net Capital Expenditures

	Nine Months Ended September 30, 2007
Net Capital Expenditures ($000s)	2007		2006
Funded by:	Amount	%	Amount	%
Cash flow	176,449	62%	68,849	2%
DRIP and base shelf prospectus, net of costs	51,466	18%	44,825	1%
Units issued pursuant to arrangement	-	-	2,562,563	68%
Convertible debentures, net of costs	-	-	220,800	6%
Bought deal financing, net of costs	-	-	437,001	12%
Bank debt and non-cash working capital	58,232	20%	425,474	11%
	286,147	100%	3,759,512	100%

LIQUIDITY AND CAPITAL RESOURCES

Typical of oil and gas trusts, Canetic’s asset base will decline over time and therefore we rely on acquisitions and ongoing development activities to mitigate production and reserve declines.  Future production volumes and reserves are highly dependent on our success in exploiting our asset base and acquiring additional reserves.

24   CANETIC RESOURCES TRUST

We finance our operations and capital activities primarily with funds generated from operating activities, but also through the issuance of trust units, debentures and borrowings from our credit facility.  The amount of equity we raise through the issuance of trust units depends on many factors including projected cash needs, availability of funding through other sources, our unit price and the state of the capital markets.  We believe our sources of cash, including anticipated financings and bank debt, will be sufficient to fund our operations and planned capital expenditure program in 2007 as well as make monthly distribution payments.  Our ability to fund distributions also depends on performance and is subject to commodity prices and other economic factors beyond our control.

Canetic’s capital structure at September 30, 2007, is reconciled as follows:

	Nine Months Ended September 30, 2007		Year Ended December 31, 2006
($000s unless otherwise indicated)	Amount	%	Amount	%
Debt
Bank debt	1,374,002	30%	1,289,678	25%
Working capital deficiency	31,774	1%	29,794	1%
Net financial derivatives included in working capital	(1,563)	_	(1,124)	_
Net debt	1,404,213	31%	1,318,348	26%
Convertible debentures (long-term portion)	245,128	5%	258,959	5%
Unitholders’ equity	2,887,693	64%	3,506,915	69%
Total capitalization	4,537,034	100%	5,084,222	100%

CREDIT FACILITIES AND CONVERTIBLE DEBENTURES

Canetic has an unsecured covenant based credit facility with a syndicate of financial institutions in the amount of $1.6 billion, including a $50.0 million operating facility.  The facility carries floating interest rates which range between 65.0 and 115.0 basis points over Banker’s Acceptance rates.  This facility was increased in the third quarter of 2006 from $1.1 billion upon closing of the Samson acquisition.  The facility has a maturity date of May 31, 2009, is reviewed annually and may be extended at the option of the lender for an additional one-year period.  All amounts owing under the facility have therefore been classified as long-term on the balance sheet.

At September 30, 2007, $1.37 billion was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed.  At September 30, 2007, Canetic had a working capital deficiency of $31.8 million.

The following tables summarize the dollar value of issuances and conversions of the convertible debentures:

	9.4%	6.5%	8%	11%	6.5%
	(CNE.DB.A)	(CNE.DB.B)	(CNE.DB.C)	(CNE.DB.D)	(CNE.DB.E)	Total
Balance, December 31, 2006 ($000s)	5,622	17,821	8,046	1,697	227,470	260,656
Converted to units	-	-	(17)	(414)	-	(431)
Deferred transaction costs	-	-	(264)	(42)	(7,928)	(8,234)
Balance, end of period	5,622	17,821	7,765	1,241	219,542	251,991

Units Issuable Upon Conversion (000’s)
Balance, December 31, 2006	351	940	517	152	8,663	10,623
Converted to units	-	-	(1)	(37)	-	(38)
Balance, end of period	351	940	516	115	8,663	10,585

Our intention in the near term is not to convert any of the convertible debentures to trust units where we have the option of redemption.

2007 THIRD QUARTER REPORT 25

TRUST UNIT CAPITAL

As at September 30, 2007, Canetic had issued capital of 230.1 million trust units and as at November 8, 2007, we had issued capital of 231.5 million trust units.  If all outstanding convertible debentures were converted into trust units, a total of 240.7 million trust units would have been outstanding as at September 30, 2007 and 242.0 million trust units as at November 8, 2007.

	Nine Months Ended September 30, 2007		Year ended December 31, 2006
Trust Units	Units (000s)	Amount ($000s)	Units (000s)	Amount ($000s)
Balance, beginning of period	225,796	4,224,470	91,583	1,087,459
Issued:
Base shelf prospectus, net of costs	1,450	20,507	-	-
Bought deal financing, net of costs	-	-	20,769	437,001
Employee Unit Savings Plan	353	5,450	274	6,184
Distribution reinvestment plan	2,113	30,959	2,470	44,825
Issued pursuant to Arrangement	-	-	106,242	2,562,563
Properties contributed to TriStar	-	-	-	(5,000)
Conversion of debentures	38	431	2,042	36,302
Conversion of debentures - equity portion	-	-	-	4,636
Conversion of exchangeable shares	-	-	358	3,804
Unit award incentive plan	358	5,721	2,058	46,696
Balance, end of period	230,108	4,287,538	225,796	4,224,470

On August 20, 2007, we filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in Canada and a Registration Statement with the US Securities and Exchange Commission.  The registration allows Canetic to offer and issue trust units or Subscription Receipts convertible into trust units by way of one or more Prospectus Supplements for a 25 month period commencing on the date of filing.  The Securities may be offered from time to time, with an aggregate offering amount not to exceed Cdn $750.0 million.

On August 23, 2007, we filed a Prospectus Supplemental to the Short Form Base Shelf Prospectus dated August 20, 2007, with regulatory authorities in Canada and a supplement to the U.S. Prospectus dated August 20, 2007 forming part of the Registration Statement with the U.S. Securities and Exchange Commission.  By way of an Equity Distribution Agreement dated August 23, 2007, Canetic will be able to sell trust units by way of “at-the-market” offerings over the TSX, the New York Stock Exchange and other existing trading markets for the trust units in the U.S..  Subject to the terms of the Equity Distribution Agreement and applicable regulatory requirements, up to 15,500,000 trust units may be issued and sold from time to time at the discretion of Canetic over a period of up to 25 months.

Up to the end of September 2007, Canetic sold 1,450,000 trust units at an average price of US$15.08 per unit (net US$14.22 per unit) for gross proceeds of US$21.9 million (net US$20.6 million after costs, of US$1.3 million, including commissions).  No sales were made on the TSX.  Net proceeds from the issuances of trust units under the base shelf prospectus have been used for working capital purposes.

26   CANETIC RESOURCES TRUST

FUNDS FLOW FROM OPERATIONS

	Three Months Ended September 30		Nine Months Ended September 30
Funds Flow ($000s)	2007	2006	2007	2006
Net earnings (loss)	15,698	102,663	(292,970)	244,733
Adjustments for:
Unit-based compensation expense	1,606	(1,856)	6,048	16,814
Depletion, depreciation and amortization	179,043	168,639	531,267	469,129
Accretion of asset retirement obligation	3,870	2,851	11,609	7,759
Unrealized loss on financial derivatives	9,827	(72,453)	8,342	(79,759)
Future income taxes	(28,599)	424	298,956	(78,614)
Accretion of deferred transaction costs	159	-	763	-
Funds flow from operations	181,604	200,268	564,015	580,062

For the nine months ended September 30, 2007, funds flow from operations totalled $564.0 million or $2.48 per diluted unit, representing a decrease from $580.1 million, or $2.85 per diluted unit during the same period in 2006.  Funds flow from operations during the third quarter amounted to $181.6 million or $0.79 per diluted unit as compared to $200.3 million or $0.93 per diluted unit for the comparable period in 2006.

We believe that funds flow generated from our operations, together with anticipated financings, borrowings under our credit facility, proceeds from sales of securities under the Base Shelf Prospectus and Registration Statement and proceeds from property dispositions, will be sufficient to finance our operations and planned capital expenditure program through the remainder of 2007.  We establish our capital expenditure program based on an annual budget review process, including budgeted funds flow from operations, and we closely monitor changes throughout the year.

CASH DISTRIBUTIONS

Cash flow from operating activities and cash distributions are reported on the Consolidated Statements of Cash Flows.  During the third quarter of 2007, cash distributions of $130.0 million were funded entirely through cash flow from operating activities of $182.2 million.  For the nine months ended September 30, 2007 our cash distributions were $397.5 million and were funded entirely through cash flow from operating activities of $574.0 million.

For 2007, we estimate that for Canadian taxpayers, 100 percent of cash distributions will be taxable and no portion of the distributions will be a tax-deferred return of capital.  Actual taxable amounts will vary depending upon production volumes, commodity prices and other factors.  We estimate that for U.S. taxpayers, 100 percent of cash distributions paid during the year will be taxable as “Qualified Dividends” and no portion of the distributions will be a tax-deferred return of capital.  Actual taxable amounts may vary and are dependent upon Canetic’s current and accumulated earnings and profits as determined under U.S. tax laws.

After consideration of cash distributions, the balance of our third quarter cash flow from operations of $52.1 million was used to partially fund our capital program.  Our remaining capital program was financed from our credit facility.

For the three months ended September 30, 2007, our cash distributions exceeded our net income by $114.3 million (2006 - $42.2 million), however net income includes $165.9 million of non-cash items (2006 - $97.6 million) such as future income taxes and depreciation, depletion and amortization that do not impact our cash flow from operations.  For the nine months ended September 30, 2007, our cash distributions exceeded our net income by $690.5 million (2006 - $172.2 million) which includes non-cash items of $857.0 million (2006 - $335.3 million) that do not impact our cash flow from operations.  Future income taxes can fluctuate from period to period as a result of changes in tax rates (such as the enactment of the SIFT tax during the second quarter of 2007).  Other non-cash charges such as depreciation, depletion and amortization are not a good proxy for the cost of maintaining our productive capacity as they are based on the historical costs of our property, plant and equipment and not the fair market value of replacingthose assets within the context of the current commodity price environment.  The level of investment in a given period may not be sufficient to replace productive capacity given the natural declines associated with oil and natural gas assets.  In these instances a portion of the cash distributions paid to unitholders may represent a return of the unitholder’s capital.

2007 THIRD QUARTER REPORT 27

The following table compares cash distributions to cash flow from operating activities and net income (loss).

	Three Months Ended September 30		Nine Months Ended September 30
($000s, except where indicated)	2007	2006	2007	2006
Cash flows from operating activities	182,162	138,644	573,983	485,823
Use of cash flow:
Cash distributions	130,017	144,859	397,534	416,974
Capital expenditures	52,145	(6,215)	176,449	68,849
	182,162	138,644	573,983	485,823

Excess (deficiency) of cash flow over cash distributions	52,145	(6,215)	176,449	68,849

Net earnings (loss)	15,698	102,663	(292,970)	244,733
Shortfall of net income over cash distributions	(114,319)	(42,196)	(690,504)	(172,241)

CONTRACTUAL OBLIGATIONS

In addition to financial derivative commitments, the Trust has the following contractual obligations as at September 30, 2007:

($000s)	Total	2007	2008	2009	2010	2011	Thereafter
Bank debt	1,374,002	-	-	1,374,002	-	-	-
Convertible debentures(1)	260,225	1,283	5,622	8,029	17,821	227,470	-
Office lease	103,664	1,653	6,436	6,436	8,950	9,948	70,241
Pipeline contract	8,596	163	788	997	1,055	1,341	4,252
Total	1,746,487	3,099	12,846	1,389,464	27,826	238,759	74,493
(1) Gross of deferred transaction costs.

QUARTERLY FINANCIAL AND OPERATING INFORMATION

	2007			2006				2005
($000s except per unit amounts)	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Production
Oil and NGLs (bbl/d)	40,289	42,592	43,337	43,402	44,239	42,391	43,388	21,915
Natural gas (mmcf/d)	205.7	211.0	220.1	221.2	181.4	166.0	176.1	105.8
Boe/d @ 6:1	74,572	77,765	80,027	80,276	74,475	70,061	72,737	39,541
Petroleum and natural gas sales	346,092	372,385	366,209	347,701	368,502	341,205	350,346	234,098
Funds flow from operations	181,604	192,044	190,368	170,084	200,268	185,053	194,741	106,477
Per unit - basic(1)(2)	0.80	0.84	0.84	0.76	0.95	0.92	0.97	1.16
Per unit - diluted(1)(2)	0.79	0.84	0.83	0.75	0.93	0.89	0.96	1.14
Net earnings (loss)	15,698	(301,798)	(6,870)	(21,632)	102,663	82,875	59,195	48,662
Per unit - basic(1)(2)	0.07	(1.33)	(0.03)	(0.10)	0.49	0.41	0.29	0.53
Per unit - diluted(1)(2)	0.07	(1.33)	(0.03)	(0.10)	0.48	0.40	0.29	0.53
Distributions declared
Per unit	0.570	0.570	0.570	0.690	0.690	0.690	0.690	0.585

(1)
When calculating the weighted average number of units at the end of a quarter, all units outstanding from the previous quarter are deemed to be outstanding for the entire period, whereas in the year-to-date calculation those units are weighted according to the date of issue.  Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

(2)
The merger of Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) has been accounted for as a purchase of StarPoint by Acclaim.  Accordingly, the financial and operating results of StarPoint have been included from the date of acquisition, January 5, 2006.  All disclosures of units and per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

28   CANETIC RESOURCES TRUST

The variation of net earnings (loss), quarter-over-quarter, is primarily a result of changes in depletion rates, the provision for future income taxes, and accounting for unrealized gains and losses on financial derivatives.  The net loss in the second quarter 2007 reflects the adjustment made to future income taxes as a result of the SIFT Rules.

BUSINESS RISKS

The operations of Canetic are subject to underlying risks associated with the business and structure of the Trust.  Certain of these risks are summarized in the “Forward-Looking Statements” section of the MD&A.  For a detailed discussion of business risks, please refer to “Risk Factors” in the Trust’s most recently filed Annual Information Form.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, and Section 3865 “Hedges”.  As required by the new standards prior periods have not been restated.  The adoption of these standards has had no material impact on the Trust’s net earnings (loss) or cash flows from operating activities.  The effects of the implementation of the new standards are discussed below.

COMPREHENSIVE INCOME

The Trust does not have any items to be accounted as components of other comprehensive income (“OCI”) and as a result comprehensive income equals net earnings (loss).

FINANCIAL INSTRUMENTS

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives.  All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings (loss).  Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI.  Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.  All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale, or usage exemption.  All changes in fair value are recorded in earnings unless hedge accounting is applied, in which case changes in fair value related to the effective portion of cash flow hedges is recognized in OCI.

As a result of the adoption of these new standards, the Trust has classified its accounts receivable as “loans-and-receivables”.  Deposits have been classified as “held-to-maturity”.  Accounts payable and accrued liabilities, distributions payable, bank debt, and convertible debentures have been classified as “other financial liabilities”.  Changes in fair values of derivatives and embedded derivatives are recognized in earnings as the Trust has maintained its policy not to use hedge accounting.

Transaction costs are netted against the carrying value of the asset or liability to which it relates and then amortized over the expected life of the instrument using the effective interest method.  On adoption of Section 3855 “Financial Instruments - Recognition and Measurement”, the Trust netted its remaining deferred financing charges against convertible debentures.

2007 THIRD QUARTER REPORT 29

The Trust also adopted Section 1506 “Accounting Changes”, the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.  This is the case with Section 3862 “Financial Instruments Disclosures”, Section 3863 “Financial Instruments Presentations”, and section 1535 “Capital Disclosures” which are required to be adopted for fiscal years beginning on or after October 1, 2007.  The Trust will adopt these standards on January 1, 2008 and it is expected the only effect on the Trust for adopting Sections 3862 and 3863 will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.  The effect on the Trust for adopting Section 1535 will be increased disclosure surrounding our objectives, policies and processes for managing capital.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.  As at December 31, 2006, the CEO and the CFO have evaluated the effectiveness of Canetic’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 (“MI 52-109”) of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Trust is made known to them by employees or third party consultants working for the Trust.  It should be noted that while the CEO and CFO believe that the disclosure controls and procedures are effective, they do not expect the controls and procedures to prevent all errors and fraud.  A control system, regardless of how well conceived or operated, can only provide reasonable assurance, and not absolute assurance, that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  There have been no changes in internal control over financial reporting during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially effect, the Trust’s internal control over financial reporting.

30   CANETIC RESOURCES TRUST

CONSOLIDATED
BALANCE SHEETS

($CDN thousands) unaudited	As At September 30, 2007	As At December 31, 2006
ASSETS
Current Assets
Accounts receivable	$228,946	$261,498
Prepaid expenses and deposits	33,694	34,647
Financial derivative asset (Note 11)	23,641	-
	286,281	296,145
Property, plant and equipment, net of amortization (Note 5)	4,370,061	4,597,654
Goodwill (Note 3)	922,024	922,024
Deferred financing charges, net of amortization(Note 2)	_	8,996
Financial derivative asset (Note 11)	_	6,157
Total assets	$5,578,366	$5,830,976
LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$230,636	$260,206
Income taxes payable	11,632	10,979
Distributions payable	43,720	51,933
Convertible debentures (Note 6)	6,863	1,697
Financial derivative liability (Note 11)	25,204	1,124
	318,055	325,939
Bank debt	1,374,002	1,289,678
Convertible debentures, net of deferred transaction costs(Note 6)	245,128	258,959
Other long-term liabilities (Note 9)	8,040	7,272
Financial derivative liability (Note 11)	1,742	-
Future income taxes (Note 14)	549,296	250,339
Asset retirement obligations(Note 7)	194,410	191,874
	2,690,673	2,324,061
Commitments and guarantees (Note 13)
UNITHOLDERS’ EQUITY
Capital (Note 8)	4,287,538	4,224,470
Convertible debentures (Note 6)	6,584	6,584
Deficit (Note 10)	(1,406,429)	(724,139)
	2,887,693	3,506,915
Total liabilities and unitholders’ equity	$5,578,366	$5,830,976

See accompanying notes to consolidated financial statements.

2007 THIRD QUARTER REPORT 31

CONSOLIDATED STATEMENTS OF EARNINGS
(LOSS), COMPREHENSIVE INCOME (LOSS) AND
DEFICIT

	Three Months Ended September 30		Nine Months Ended September 30
($CDN thousands except per unit amounts) unaudited	2007	2006	2007	2006
REVENUE
Petroleum and natural gas sales	$346,092	$368,502	$1,084,686	$1,060,053
Royalty expense	(60,499)	(62,432)	(194,788)	(194,651)
	285,593	306,070	889,898	865,402
EXPENSES
Operating	72,401	66,713	215,004	181,160
Transportation	5,909	4,980	17,816	13,716
General and administrative	12,891	9,628	41,396	44,791
Interest on bank debt	18,340	13,908	50,053	34,197
Interest on convertible debentures	4,515	1,908	13,936	4,024
Depletion, depreciation and amortization	179,043	168,639	531,267	469,129
Accretion of asset retirement obligations (Note 7)	3,870	2,851	11,609	7,759
Gain on financial derivatives (Note 11)	(2,347)	(73,297)	(8,115)	(66,928)
	294,622	195,330	872,966	687,848
Earnings (loss) before taxes	(9,029)	110,740	16,932	177,554
Current income taxes	596	2,540	3,043	2,268
Capital taxes	3,276	5,113	7,903	9,167
Future income tax expense (recovery) (Note 14)	(28,599)	424	298,956	(78,614)
	(24,727)	8,077	309,902	(67,179)
NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)	15,698	102,663	(292,970)	244,733
Deficit, beginning of period	(1,291,621)	(499,843)	(724,139)	(363,712)
Distributions declared	(130,506)	(149,918)	(389,320)	(428,119)
Deficit, end of period	$(1,406,429)	$(547,098)	$(1,406,429)	$(547,098)
Net earnings (loss) per unit (Note 12)
Basic	$0.07	$0.49	$(1.29)	$1.23
Diluted	$0.07	$0.48	$(1.29)	$1.21
Weighted average units outstanding (Note 12)
Basic	228,328	210,226	227,389	199,640
Diluted	231,002	217,337	227,389	204,415

See accompanying notes to consolidated financial statements.

32   CANETIC RESOURCES TRUST

CONSOLIDATED STATEMENTS
OF CASH FLOWS

	Three Months Ended September 30		Nine Months Ended September 30
($CDN thousands) unaudited	2007	2006	2007	2006
OPERATING ACTIVITIES
Net earnings (loss)	$15,698	$102,663	$(292,970)	$244,733
Adjustments for:
Unit-based compensation	1,606	(1,856)	6,048	16,814
Depletion, depreciation and amortization	179,043	168,639	531,267	469,129
Accretion of asset retirement obligations	3,870	2,851	11,609	7,759
Unrealized (gain) loss on financial derivatives	9,827	(72,453)	8,342	(79,759)
Future income tax expense (recovery)	(28,599)	424	298,956	(78,614)
Accretion of deferred transaction costs	159	-	763	-
Asset retirement costs incurred	(4,096)	(4,639)	(11,160)	(10,563)
Changes in non-cash operating working capital	4,654	(56,985)	21,128	(83,676)
	182,162	138,644	573,983	485,823
FINANCING ACTIVITIES
Net proceeds from bank debt	31,264	329,224	84,324	479,747
Proceeds from issuance of units, net of issue costs	30,087	453,016	51,466	469,366
Proceeds from issuance of convertible debentures, net of issue costs	-	220,800	-	220,800
Distributions to unitholders	(130,017)	(144,859)	(397,534)	(416,974)
	(68,666)	858,181	(261,744)	752,939
INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(14,465)	(4,480)	(16,637)	(28,349)
Disposition of petroleum and natural gas properties	6,005	-	55,768	5,000
Corporate acquisitions, net of cash	-	(897,458)	-	(933,458)
Capital expenditures	(105,036)	(94,887)	(351,370)	(281,955)
	(113,496)	(996,825)	(312,239)	(1,238,762)
Cash beginning and end of period	$-	$-	$-	$-
The Trust paid the following cash amounts:
Interest paid	$20,040	$14,986	$65,058	$41,881
Income and capital taxes paid	$1,022	$4,413	$9,779	$14,888

See accompanying notes to consolidated financial statements.

2007 THIRD QUARTER REPORT 33

NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts, except per unit amounts, expressed in $CDN thousands, unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements include the accounts of Canetic Resources Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, “Canetic” or the “Trust”).  Except as discussed in Note 2 below, the interim consolidated financial statements have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual financial statements for Canetic for the year ended December 31, 2006.  Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted.  These interim financial statements should be read in conjunction with the Canetic 2006 audited annual financial statements.

2.    CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Trust adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments - Disclosure and Presentation”, and Section 3865 “Hedges”.  As required by the new standards, prior periods have not been restated.  The adoption of these standards has had no material impact on the Trust’s net earnings or cash flows.  The effects of the implementation of the new standards are discussed below.

COMPREHENSIVE INCOME

The Trust does not have any items to be accounted as components of other comprehensive income (“OCI”) and as a result comprehensive income (loss) equals net earnings (loss).

FINANCIAL INSTRUMENTS

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives.  All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions.  Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings (loss).  Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in OCI.  Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.  All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal purchase, sale or usage exemption.  All changes in their fair value are recorded in earnings unless hedge accounting is applied in which case changes in fair value related to the effective portion of cash flow hedges is recognized in OCI.

As a result of the adoption of these new standards, the Trust has classified its accounts receivable as “loans and receivables”.  Deposits have been classified as “held-to-maturity”.  Accounts payable and accrued liabilities, distributions payable, bank debt, and convertible debentures have been classified as “other financial liabilities”.  Changes in fair values of derivatives and embedded derivatives are recognized in earnings as the Trust has maintained its policy not to use hedge accounting.

34   CANETIC RESOURCES TRUST

Transaction costs are netted against the carrying value of the asset or liability to which it relates and are then amortized over the expected life of the instrument using the effective interest method.  On adoption of Section 3855 “Financial Instruments - Recognition and Measurement”, the Trust netted its remaining deferred financing charges against convertible debentures.

The Trust, also adopted Section 1506 - Accounting Changes the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective.  This is the case with Section 3862 - “Financial Instruments - Disclosures”, Section 3863 “Financial Instruments - Presentation” and section 1535 “Capital Disclosures” which are required to be adopted for fiscal years beginning on or after October 1, 2007.  The Trust will adopt these standards on January 1, 2008 and it is expected the only effect on the Trust for adopting Sections 3862 and 3863 will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.  The effect on the Trust for adopting Section 1535 will be increased disclosure surrounding its objectives, policies and processes for managing capital.

3.    STARPOINT ARRANGEMENT

Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) merged on January 5, 2006 pursuant to a Plan of Arrangement (“Arrangement”), which resulted in the creation of Canetic.  Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each trust unit they owned and each StarPoint unitholder received one Canetic trust unit for each trust unit they owned.  Unitholders of both Acclaim and StarPoint also received common shares and warrants in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), which was formed with assets from both Acclaim and StarPoint.  Each Acclaim unitholder received 0.0833 of a TriStar common share for each trust unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each trust unit they owned.  In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each trust unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each trust unit they owned.

The merger was accounted for as an acquisition of StarPoint by Acclaim using the purchase method of accounting.

($000s)
Current assets	124,803
Property, plant and equipment	2,511,746
Goodwill	834,070
Accounts payable and accrued liabilities	(144,777)
Distributions payable	(22,662)
Long-term debt	(434,123)
Financial derivative liability	(57,785)
Convertible debentures - liability	(53,199)
Convertible debentures - equity	(8,691)
Future income taxes	(96,476)
Asset retirement obligations	(54,343)
2,598,563
Consideration was comprised of:
Issuance of 106,242,000 units of Canetic	2,562,563
Transaction costs	36,000
2,598,563

2007 THIRD QUARTER REPORT 35

4.    SAMSON ACQUISITION

On August 31, 2006, Canetic completed the share acquisition of a private oil and gas company (“Samson”) for total consideration of $955.1 million.

The transaction was financed with bank debt and a $690.0 million bought deal financing which was completed on August 24, 2006.  Under the bought deal financing, Canetic issued 20,769,000 units at a price of $22.15 per unit and $230.0 million principal amount of convertible extendible unsecured subordinated debentures.

The acquisition was accounted for using the purchase method of accounting as follows:

($000s)
Cash	57,635
Current assets	76,803
Property, plant and equipment	942,864
Accounts payable and accrued liabilities	(60,035)
Income taxes payable	(43,946)
Asset retirement obligations	(18,228)
955,093
Consideration was comprised of:
Cash	951,314
Transaction costs	3,779
955,093

5.    PROPERTY, PLANT AND EQUIPMENT

($000s)	September 30, 2007	December 31, 2006
Property, plant and equipment, at cost	6,183,197	5,879,523
Accumulated depletion and depreciation	(1,813,136)	(1,281,869)
Balance, end of period	4,370,061	4,597,654

Costs relating to unproved properties of $207 million were excluded from costs subject to depletion and depreciation.

6.    CONVERTIBLE DEBENTURES

	9.4%	6.5%	8%	11%	6.5%
($000s)	(CNE.DB.A)	(CNE.DB.B)	(CNE.DB.C)	(CNE.DB.D)	(CNE.DB.E)	Total
Balance, beginning of period	5,622	17,821	8,046	1,697	227,470	260,656
Converted to units	-	-	(17)	(414)	-	(431)
Deferred transaction costs	-	-	(264)	(42)	(7,928)	(8,234)
Balance, end of period	5,622	17,821	7,765	1,241	219,542	251,991

Units Issuable Upon Conversion (000s)
Balance, beginning of period	351	940	517	152	8,663	10,623
Converted to units	-	-	(1)	(37)	-	(38)
Balance, end of period	351	940	516	115	8,663	10,585

During the nine month period ended September 30, 2007, $414,000 of 11% debentures were converted which resulted in the issuance of 37,000 trust units and $17,000 of 8% debentures were converted which resulted in the issuance of 1,000 trust units.

36   CANETIC RESOURCES TRUST

7.    ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $194.4 million (December 31, 2006 - $191.9 million) based on a total future liability of $616.7 million (December 31, 2006 - $603.3 million).  The costs are expected to be incurred over an average period of 15 years.  The estimated liability has been computed using an inflation rate of two percent and discounted using a credit adjusted risk free rate of eight percent.

The following table reconciles Canetic’s asset retirement obligations:

Asset Retirement Obligation ($000s)	Nine Months Ended September 30, 2007	Year Ended December 31, 2006
Balance, beginning of period	191,874	68,235
Acquisition of StarPoint(Note 3)	-	54,343
Acquisition of Samson (Note 4)	-	18,228
Additions	2,087	3,117
Change in estimate	-	53,418
Settlement of liabilities during period	(11,160)	(16,877)
Accretion expense	11,609	11,410
Balance, end of period	194,410	191,874

8.    CAPITAL

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units.  There are no special voting units outstanding.

	Nine Months Ended September 30, 2007		Year Ended December 31, 2006
	Units (000s)	Amount ($000s)	Units (000s)	Amount ($000s)
Balance, beginning of period	225,796	4,224,470	91,583	1,087,459
Issued:
Bought deal financing, net of costs	-	-	20,769	437,001
Base shelf prospectus, net of costs	1,450	20,507	-	-
Employee Unit Savings Plan	353	5,450	274	6,184
Distribution reinvestment plan	2,113	30,959	2,470	44,825
Issued pursuant to Arrangement	-	-	106,242	2,562,563
Properties contributed to TriStar	-	-	-	(5,000)
Conversion of debentures	38	431	2,042	36,302
Conversion of debentures - equity portion	-	-	-	4,636
Conversion of exchangeable shares	-	-	358	3,804
Unit award incentive plan	358	5,721	2,058	46,696
Balance, end of period	230,108	4,287,538	225,796	4,224,470

BASE SHELF PROSPECTUS

On August 20, 2007, Canetic filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in Canada and a Registration Statement with the U.S. Securities and Exchange Commission.  The registration will allow Canetic to offer and issue trust units or Subscription Receipts convertible into trust units (the trust units and Subscription Receipts are collectively referred to as the “Securities”) by way of one or more Prospectus Supplements for a 25 month period commencing on the date of filing.  The Securities may be offered from time to time, with an aggregate offering amount not to exceed Cdn $750.0 million.

2007 THIRD QUARTER REPORT 37

On August 23, 2007, Canetic filed a Prospectus Supplemental to the Short Form Base Shelf Prospectus dated August 20, 2007, with regulatory authorities in Canada and a supplement to the U.S. Prospectus dated August 20, 2007, forming part of the Registration Statement with the US Securities and Exchange Commission.  By way of an Equity Distribution Agreement dated August 23, 2007, Canetic will sell trust units by way of “at-the-market” offerings over the Toronto Stock Exchange, the New York Stock Exchange and other existing trading markets for the trust units in the U.S..  Subject to the terms of the Equity Distribution Agreement and applicable regulatory requirements, up to 15,500,000 trust units may be issued and sold from time to time at the discretion of the Trust over a period of up to 25 months.

Up to the end of September 30, 2007, Canetic sold 1,450,000 trust units at an average price of US$15.08 per unit (net US$14.22 per unit) for gross proceeds of US$21.9 million (net US$20.6 million after costs of US$1.3 million, including commissions).  Net proceeds from the issuances of trust units under the base shelf prospectus have been used for working capital purposes.

Net proceeds from the issuances of Securities under the base shelf prospectus will be used for general Trust purposes, repayment of net debt and the financing of future growth opportunities including acquisitions and capital expenditures.

DISTRIBUTION REINVESTMENT PLAN

Canadian unitholders may elect to reinvest their cash distributions into additional units of the Trust.  For the nine months ended September 30, 2007, 2.1 million units (2006 - 1.3 million units) were issued with $31.0 million (2006 - $28.3 million) being credited to capital.

9.    UNIT-BASED COMPENSATION PLAN

On December 19, 2005, the Board of Directors of Canetic approved a Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) incentive plan (the “Plan”).  Under the terms of the Plan, both RTUs and PTUs may be granted to directors, officers, employees of, and consultants and service providers to the Trust or its subsidiaries.  The number of trust units issued pursuant to the Plan are adjusted for the value of the distributions from the time of the granting to the time when the trust units are issued.  PTUs are also adjusted based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts and other performance criteria determined by the Board of Directors.

The following table summarizes the activity for the RTUs and PTUs:

(000s)	Number of RTUs	Number of PTUs
Balance, December 31, 2005	804	493
Granted	1,035	2,021
Exercised	(804)	(927)
Forfeited	(119)	(201)
Balance, December 31, 2006	916	1,386
Granted	464	867
Exercised	(234)	(458)
Forfeited	(127)	(137)
Balance, September 30, 2007	1,019	1,658

Other long-term liabilities consist of the long-term portion of the Trust’s estimated liability for the Plan as at September 30, 2007.  The amount of $15.6 million is payable for the remainder of 2007 through 2010.  The current portion of $7.5 million is included in accounts payable and accrued liabilities.

Canetic paid $3.7 million in taxes related to the payment of RTUs and PTUs (2006 - $2.7 million).

38   CANETIC RESOURCES TRUST

EMPLOYEE UNIT SAVINGS PLAN

The Trust has a savings plan whereby the employees can place up to five percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary.  All amounts are then invested in units of the Trust by way of market purchases or issuances from Treasury.  During the nine months ended September 30, 2007, 353,000 (2006 - 181,000) units were issued from Treasury under the Employee Unit Savings Plan with $5.5 million (2006 - $4.0 million) being credited to capital (Note 8).  The Trust matching portion is included in general and administrative expenses as employee compensation expense.

10.    DEFICIT

Deficit consists of accumulated earnings and accumulated distributions for the Trust since inception as follows:

($000s)	September 30, 2007	December 31, 2006
Accumulated earnings	92,000	384,970
Accumulated distributions	(1,498,429)	(1,109,109)
	(1,406,429)	(724,139)

The table below shows the cumulative distributions declared to unitholders:

Distributions on issued units(1)	$/Unit	Amount ($000s)
Year ended December 31, 2002	0.585	19,025
Year ended December 31, 2003	2.340	121,338
Year ended December 31, 2004	2.340	176,741
Year ended December 31, 2005	2.340	208,477
Year ended December 31, 2006	2.760	583,528
Three months ended March 31, 2007	0.570	129,188
Three months ended June 30, 2007	0.570	129,626
Three months ended September 30, 2007	0.570	130,506
Accumulated distributions		1,498,429
(1) All disclosures of per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

11.    FINANCIAL INSTRUMENTS

The Trust’s financial instruments recognized on the consolidated balance sheets include accounts receivable, financial derivatives, current liabilities (excluding income taxes) and bank debt.  The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments.  The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas as well as fluctuations in the Canada/U.S. dollar exchange rate.  The Trust manages this risk by entering into various derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counterparties to the above financial instruments.  The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies, Canadian chartered banks and major financial institutions which are part of our banking syndicate.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

2007 THIRD QUARTER REPORT 39

The following financial derivative contracts have been put in place as noted below:

FUTURE COMMODITY CONTRACTS

Daily Quantity	Contract Price	Term
Natural Gas - Collars (AECO)
5,000 Gj/d	Cdn $7.35 - $11.00	October 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.00	October 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.40	October 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.45	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.04	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.00	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.50	October 1, 2007 - October 31, 2007
20,000 Gj/d	Cdn $6.00 - $9.00	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $6.50 - $9.25	October 1, 2007 - October 31, 2007
20,000 Gj/d	Cdn $7.00 - $11.00	November 1, 2007 - March 31, 2008
10,000 Gj/d	Cdn $7.00 - $10.65	November 1, 2007 - March 31, 2008
10,000 Gj/d	Cdn $7.00 - $10.70	November 1, 2007 - March 31, 2008
5,000 Gj/d	Cdn $7.00 - $11.10	November 1, 2007 - March 31, 2008
5,000 Gj/d	Cdn $7.00 - $11.15	November 1, 2007 - March 31, 2008
20,000 Gj/d	Cdn $7.00 - $11.30	November 1, 2007 - March 31, 2008
20,000 Gj/d	Cdn $7.00 - $12.00	November 1, 2007 - March 31, 2008
Natural Gas - Fixed Price Contracts (AECO)
5,000 Gj/d	Cdn $8.47	October 1, 2007 - December 31, 2007
20,000 Gj/d	Cdn $7.00	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.14	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.265	October 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.95	October 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $6.50	April 1, 2008 - October 31, 2008
10,000 Gj/d	Cdn $6.55	April 1, 2008 - October 31, 2008
Crude Oil - Collars (WTI)
1,000 bbl/d	US $50.00 - $77.00	October 1, 2007 - December 31, 2007
1,000 bbl/d	US $53.00 - $77.00	October 1, 2007 - December 31, 2007
2,000 bbl/d	US $60.00 - $77.00	October 1, 2007 - December 31, 2007
1,000 bbl/d	US $60.00 - $80.05	October 1, 2007 - December 31, 2007
1,000 bbl/d	US $65.00 - $96.50	October 1, 2007 - December 31, 2007
1,000 bbl/d	US $60.00 - $85.55	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $60.00 - $90.15	January 1, 2008 - December 31, 2008
2,000 bbl/d	US $65.00 - $79.25	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $79.50	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $79.70	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.00	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.30	January 1, 2008 - December 31, 2008
2,000 bbl/d	US $65.00 - $81.50	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.25	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $80.95	January 1, 2008 - December 31, 2008
Crude Oil - Fixed Price Contracts (WTI)
3,500 bbl/d	Cdn $70.70	October 1, 2007 - December 31, 2007
4,500 bbl/d	Cdn $64.58	October 1, 2007 - December 31, 2007
500 bbl/d	Cdn $72.20	January 1, 2008 - June 30, 2008
1,000 bbl/d	US $48.12	October 1, 2007 - December 31, 2007
500 bbl/d	US $48.08	October 1, 2007 - December 31, 2007

40   CANETIC RESOURCES TRUST

The estimated fair value of financial derivative instruments is based on quoted market prices.

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2007	2006	2007	2006
Realized (gain) loss on financial derivatives	(12,174)	(844)	(16,457)	12,831
Unrealized (gain) loss on financial derivatives	9,827	(72,453)	8,342	(79,759)
(Gain) loss on financial derivatives	(2,347)	(73,297)	(8,115)	(66,928)

12.    NET EARNINGS (LOSS) PER UNIT

Net earnings (loss) per unit has been calculated based on the following:

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2007	2006	2007	2006
Weighted average units outstanding	228,328	210,226	227,389	199,640
Dilutive impact of RTUs and PTUs	2,674	2,185	-	2,282
Dilutive impact of convertible debentures	-	4,926	-	2,493
Diluted weighted average units outstanding(1)	231,002	217,337	227,389	204,415
(1) All convertible debentures were anti-dilutive for all periods during 2007.

Basic net earnings per unit has been calculated based on net earnings (loss) divided by the weighted average trust units.  Diluted net earnings (loss) per unit has been calculated based on net earnings (loss) before interest on dilutive convertible debentures divided by dilutive trust units.

For the diluted weighted average units outstanding, the combined weighted average number of RTUs and PTUs that were anti-dilutive is 2.7 million units for the nine months ended September 30, 2007.

The potential dilutive effect of the anti-dilutive convertible debentures was 10.6 million units for both the three and nine months ended September 30, 2007.

13.    COMMITMENTS AND GUARANTEES

In addition to financial derivative commitments, the Trust has the following commitments:

(000s)	Total	Remainder of 2007	2008	2009	2010	2011	Thereafter
Bank debt	1,374,002	-	-	1,374,002	-	-	-
Convertible debentures(1)	260,225	1,283	5,622	8,029	17,821	227,470	-
Office lease	103,664	1,653	6,436	6,436	8,950	9,948	70,241
Pipeline contract	8,596	163	788	997	1,055	1,341	4,252
Total	1,746,487	3,099	12,846	1,389,464	27,826	238,759	74,493
 (1) Gross of deferred transaction costs.

14.    INCOME TAXES

On June 22, 2007, Bill C-52 (Budget Implementation Act, 2007) was enacted for Canadian accounting purposes.  This legislation contains provisions which provide for a new tax to be levied on distributions of income from publicly traded income trusts in Canada at a rate of 31.5 percent.  This tax is not expected to apply to the Trust until 2011 as transitional relief is provided to publicly traded trusts which existed at October 31, 2006, and who conform on an ongoing basis with certain safe-harbour limits with respect to normal growth and expansion throughout this period as outlined in guidelines issued by the Department of Finance.

2007 THIRD QUARTER REPORT 41

As a result of enactment of this legislation, the Trust has recognized additional future tax expense of $330 million in the second quarter of 2007 with a corresponding increase to the future tax liability.  This adjustment represents the temporary differences on assets and liabilities held at the Trust level or in other flow-through entities tax-effected at the enacted rate expected to apply at the time when these differences reverse (zero percent to December 31, 2010 and 31.5 percent thereafter).

15.    SUBSEQUENT EVENTS

On October 31, 2007, Canetic and Penn West Energy Trust (“Penn West”) announced that they had entered into a combination agreement (the “Combination Agreement”).  Under the terms of the Combination Agreement, Canetic unitholders will receive 0.515 of a Penn West unit for each Canetic unit on a tax-deferred basis for Canadian and U.S. tax purposes.  Immediately prior to the closing of the combination, a one-time special distribution of $0.09 per unit will be paid to Canetic unitholders.  The special distribution is intended to keep Canetic unitholders whole, in cash distributions, for a period of six months.  Canetic unitholders will receive an aggregate value of C$15.84 per Canetic unit based on the closing price of Penn West units on the Toronto Stock Exchange (“TSX”) as at October 30, 2007 which represents a premium of 7.1 percent to the closing price of Canetic units on the TSX as at October 30, 2007.  Penn West units will continue to be listed on both the TSX and the New York Stock Exchange (“NYSE”).

The combination is subject to stock exchange, court and regulatory approval, and the approval of at least 66 2/3 percent of Canetic unitholders.  It is expected that the Canetic unitholder meeting to vote on the combination and closing will occur in mid January 2008.  An Information Circular is expected to be mailed to unitholders of Canetic in December 2007.

On October 17, 2007 Canetic entered into a pre-acquisition agreement with Titan Exploration Ltd. pursuant to which Canetic will make an offer to acquire all of the issued and outstanding shares of Titan in exchange for 0.1917 of a Canetic trust unit for each Titan Class A Share and 0.6609 of a Canetic trust unit for each Titan Class B share.  The total transaction is valued at approximately $116 million including Titan’s net debt of approximately $17.5 million.  It is expected that Canetic will issue approximately 6.5 million units to effect the acquisition.

42   CANETIC RESOURCES TRUST

16.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following information should be read in conjunction with Canetic’s audited annual consolidated financial statements as at and for the years ended December 31, 2006 and 2005.  The Trust’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles, as they pertain to the Trust’s consolidated financial statements differ from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on net earnings (loss) as reported:

	Nine Months Ended September 30
	2007	2006
Net earnings (loss) as reported for Canadian GAAP	(292,970)	244,733
Adjustments for:
Depletion, depreciation and amortization (Note a)	88,107	(704,245)
Unit-based compensation (Note d)	(745)	(770)
Non-cash interest on debentures (Note c)	970	1,553
Effect of applicable income taxes on the above adjustments	(25,551)	200,552
Net earnings (loss) and comprehensive income
U.S. GAAP	(230,189)	(258,177)
Net earnings (loss) per unit
Basic	(1.01)	(1.29)
Diluted	(1.01)	(1.29)
Weighted average number of trust units outstanding
Basic	227,389	199,640
Diluted	227,389	199,640
Trust units outstanding, end of period	230,108	224,530

2007 THIRD QUARTER REPORT 43

The application of U.S. GAAP would have the following effects on the balance sheets as reported:

	Canadian GAAP	Increase (Decrease)	U.S. GAAP
September 30, 2007
Assets:
Property, plant and equipment (Note a)	4,370,061	(689,151)	3,680,910
Liabilities:
Accounts payable and accrued liabilities (Note d)	230,636	3,789	234,425
Convertible debentures (Note c)	251,991	3,544	255,535
Future income taxes	549,296	(200,151)	349,145
Temporary equity (Note b)	-	3,206,021	3,206,021
Unitholders’ equity:
Capital (Note b)	4,287,538	(4,287,538)	-
Convertible debentures (Note c)	6,584	(6,584)	-
Deficit (Note b)	(1,406,429)	591,768	(814,661)

December 31, 2006
Assets:
Property, plant and equipment (Note a)	4,597,654	(777,534)	3,820,120
Liabilities:
Accounts payable and accrued liabilities (Note d)	260,206	2,768	262,974
Convertible debentures (Note d)	260,656	4,514	265,170
Future income taxes	250,339	(225,702)	24,637
Temporary equity (Note b)	-	3,103,011	3,103,011
Unitholders’ equity:
Capital (Note b)	4,224,470	(4,224,470)	-
Convertible debentures (Note c)	6,584	(6,584)	-
Deficit (Note b)	(724,139)	568,929	(155,210)

a)   Property, plant and equipment and depletion, depreciation and amortization

Under U.S. GAAP, the book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after tax future net cash flows from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.

Under Canadian GAAP, an impairment loss arises when the book value of the petroleum and natural gas properties exceeds the undiscounted future cash flow from proved reserves calculated using forecast prices and costs.  If an impairment loss is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the future discounted cash flow from proved plus probable reserves at forecast prices and costs.

For the nine months ended September 30, 2007, depletion, depreciation and amortization calculated under U.S. GAAP was $88.1 million lower than depletion, depreciation and amortization calculated under Canadian GAAP and there was no ceiling test impairment under U.S. GAAP.  For the nine months ended September 30, 2006, depletion, depreciation and amortization calculated under U.S. GAAP was $704.2 million higher than depletion, depreciation and amortization calculated under Canadian GAAP.  This amount was comprised of a ceiling test impairment totaling $709.4 million reduced by depletion, depreciation and amortization totaling $5.2 million relating to the reduction of depletable costs.

44   CANETIC RESOURCES TRUST

b)	Temporary equity

The Trust issues units that are redeemable at the option of the unitholder. Under Canadian GAAP, all Trust units are classified as unitholders’ equity. For U.S. GAAP, Trust units are redeemable at the option of the unitholder and are valued at their redemption value and presented as temporary equity. The redemption value of the trust units is based on the trading value of the units at the balance sheet date. Changes in redemption value are charged or credited to accumulated earnings.

c)	Convertible Debentures

Under Canadian GAAP, certain of the Trust’s convertible debentures were classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity under Canadian GAAP.  In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statement of earnings with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal due on maturity.

Under U.S. GAAP, the convertible debentures in their entirety are classified as debt.  The difference between the fair value and the face value of the debentures is amortized over the life of the debentures using the effective yield method.

d)	Unit-Based Compensation

The Trust has a Unit Award Incentive Plan for directors, officers, employees and consultants of the Trust.  Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of rights held.  Under Canadian GAAP, compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statement for unexercised rights.  Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

Under U.S. GAAP, the Trust unit liability is calculated based on the RTUs’ and PTUs’ fair value at each reporting date until the date of settlement.  Compensation cost for each period is based on the change in the fair value of the RTUs and PTUs for each reporting period.  When the RTUs and PTUs vest, the amounts recorded as a trust unit rights liability, are recorded to temporary equity.  The trust recorded an additional unit-based compensation expense totalling $0.7 million, additional PP&E totalling $0.3 million, and additional liability totalling $1.0 million under U.S. GAAP relating to the difference in methodology in determining the fair value of certain equity instruments.

e)	Additional disclosure

The Trust presents oil and natural gas sales and royalty amounts gross in the Consolidated Statement of Earnings.  These line items would be combined and presented net in a statement of earnings prepared in accordance with U.S. GAAP.  This difference does not result in an adjustment to the financial results as reported under Canadian GAAP.

2007 THIRD QUARTER REPORT 45

CHANGES IN ACCOUNTING POLICIES - US GAAP

INCOME TAXES

Effective January 1, 2007, Canetic adopted the provisions of FASB Interpretation No. 48 (“FIN 48”) - Accounting for Uncertainty in Income Taxes.  FIN 48 provides specific guidance on measurement and disclosure of uncertain tax positions.  At January 1, 2007, Canetic did not have any unrecognized tax benefits the adoption of FIN 48 did not have a material impact on the financial statements of Canetic as at and for the nine months ended September 30, 2007.  The Trust’s tax filings from 2002 to 2006 are subject to examination by the tax authorities.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115.”  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted.  However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption.  We are currently evaluating the impact of SFAS No. 159 may have on our financial position, results of operations and cash flows.

46   CANETIC RESOURCES TRUST

CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA
President and Chief Executive Officer

David J. Broshko, B.Comm., CA
Vice President, Finance and
Chief Financial Officer

Richard J. Tiede, P.Eng.
Chief Operating Officer

Mark P. Fitzgerald, MBA, P.Eng.
Vice President, Operations

Brian K. Keller, B.Sc.
Vice President, Exploitation

Brian D. Evans, LLB
Vice President, General Counsel and Secretary

David M. Sterna, BA Economics
Vice President, Corporate Planning and Marketing

Donald W. Robson,
Vice President, Land

Keith S. Rockley, BA
Vice President, Human Resources
& Corporate Administration

DIRECTORS

Jack C. Lee, BA, B.Comm. ICD.D, Calgary, Alberta
Chairman

Robert G. Brawn, P.Eng., Calgary, Alberta
Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta
President, Chief Executive Officer and Director

W. Peter Comber,MBA, CA, Toronto, Ontario

Murray M. Frame, Calgary, Alberta

Daryl Gilbert, P.Eng., Calgary, Alberta

Nancy M. Laird, MBA, Calgary, Alberta

R. Gregory Rich,MBA, B.Sc. (Eng.), Houston, Texas

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

INVESTOR RELATIONS

Telephone: (403) 539-6300
Investor Toll Free: 1-877-539-6300
E-mail: info@canetictrust.com

BANKERS

Bank of Montreal
The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Royal Bank of Canada
BNP Paribas (Canada)
Alberta Treasury Branches
National Bank of Canada
Union Bank of California, NA
Deutsche Bank AG
HSBC Bank Canada
Société Générale (Canada)
Canadian Western Bank
JP Morgan Chase Bank, NA
Fortis Capital (Canada) Ltd.

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Dorsey & Whitney LLP
New York, NY; Vancouver, BC

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company, Inc.
Golden, Colorado

STOCK EXCHANGE LISTING

Toronto Stock Exchange: CNE.UN

New York Stock Exchange: CNE

Debentures: 9.4% CNE.DB.A; 6.5% CNE.DB.B; 8.0%
CNE.DB.C; 11.0% CNE.DB.D; 6.5% CNE.DB.E

2007 THIRD QUARTER REPORT 47

1900, 255 – 5th Avenue SW Calgary, Alberta Canada T2P 3G6 Telephone: (403) 539-6300 Toll Free: 1-877-539-6300 Facsimile: (403) 539-6499 Email: info@canetictrust.com Website: www.canetictrust.com